Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	4,025,000	$73.50	$295,837,500	$35,855.51

(1)	Includes shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares of common stock.
(2)

The registration fee is calculated and being paid pursuant to Rule 457(r) under the Securities Act of 1933, as amended, and relates to the Registration Statement on Form S-3 (File No. 333-232049) filed by the Registrant on June 10, 2019.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-232049

Prospectus supplement

(To prospectus dated June 10, 2019)

3,500,000 shares

Chart Industries, Inc.

Common stock

We are offering 3,500,000 shares of our common stock.

Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “GTLS.” On June 11, 2019, the last reported sale price of our common stock on the Nasdaq Global Select Market was $74.90 per share.

We expect to use the net proceeds from this offering, together with the proceeds from the New Credit Facilities (as defined herein), to finance our pending acquisition (the “Acquisition”) of the Industrial Air-X-Changers business of Harsco Corporation and to pay related fees and expenses. Completion of this offering is not contingent upon consummation of the Acquisition or the terms of the Acquisition. If the Acquisition is not consummated for any reason, we will use all of the net proceeds from this offering for general corporate purposes, which may include repayment of indebtedness or to fund future acquisitions.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-14 and Part I—Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein, for a discussion of factors you should consider carefully before investing in the common stock.

	Per share	Total

Public offering price	$73.50	$257,250,000

Underwriting discounts and commissions	$2.205	$7,717,500

Proceeds to Chart, before expenses	$71.295	$249,532,500

We have granted the underwriters a 30-day option to purchase up to 525,000 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on or about June 14, 2019.

J.P. Morgan	Credit Suisse	Morgan Stanley

Evercore ISI	Wells Fargo Securities

Fifth Third Securities	PNC Capital Markets LLC

Citizens Capital Markets	HSBC	MUFG

Johnson Rice & Company L.L.C.	Lake Street

Prospectus Supplement dated June 12, 2019

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this offering. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or such incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus supplement

Prospectus

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S-ii

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of our shares of common stock and also adds and updates information contained in the accompanying prospectus. The second part, the accompanying prospectus dated June 10, 2019, which is part of our Registration Statement on Form S-3, gives more general information, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add, update or change information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the information contained in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this offering in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus. We and the underwriters may also provide other information relating to an offering, which we refer to as “other offering material.”

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus relating to this offering, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus supplement or the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement. See “Underwriting.” The information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus relating to this offering or other offering material filed by us with the SEC is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the shares of our common stock in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters, to subscribe to or purchase any of the shares of common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

Unless otherwise stated or the context otherwise requires, as used in this prospectus supplement, references to “Chart,” the “Company,” “us,” “we” or “our” mean Chart Industries, Inc. and its consolidated subsidiaries. When we refer to “you” in this prospectus supplement, we mean all purchasers of shares of our common stock being offered by this prospectus supplement and the accompanying prospectus, whether they are the holders or only indirect owners of those securities. As used in this prospectus supplement, the term “Harsco” refers to Harsco Corporation, except as stated otherwise or the context requires otherwise, and the “Acquisition” refers to the proposed acquisition of the Industrial Air-X-Changers business (the “Air-X-Changers Business” or “Air-X-Changers”) of Harsco.

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Cautionary statement regarding forward-looking statements

Certain statements and information in this prospectus supplement and the documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “forecasts” and similar expressions identify certain of these forward-looking statements. Forward-looking statements contained or incorporated by reference in this prospectus supplement or in other offering material (including future cash contractual obligations, liquidity, cash flow, orders, results of operations, projected revenues, and trends, among other matters) are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. Important factors, risks and uncertainties that may cause actual results to differ materially from anticipated results include, but are not limited to:

•	the cyclicality of the markets we serve and the vulnerability of those markets to economic downturns;

•	the loss of, or a significant reduction or delay in purchases by, our largest customers;

•	our ability to successfully control our costs and efficiently manage our operations;

•	decreases in demand for our products resulting from lower energy prices;

•	the impairment of our goodwill and other indefinite-lived intangible assets;

•	degradation of our backlog as a result of modification, termination or reduction of orders;

•	our ability to successfully acquire or integrate companies that provide complementary products or technologies;

•	our exposure to product liability and warranty claims;

•	changes in governmental energy policies or expected changes that fail to materialize;

•	our ability to manage our fixed-price contract exposure;

•	our reliance on key suppliers and service providers;

•	fluctuations in foreign currency exchange and interest rates;

•	general economic, political, business and market risks associated with our international operations and transactions;

•	changes in U.S. trade policy, tariffs and import or export regulations;

•	failures in our data privacy and data security systems;

•	financial distress of third parties that we do business with or that could have an impact on those we do business with;

•	our ability to protect our intellectual property and know-how;

•	the costs of compliance with environmental, health and safety laws and responding to potential liabilities under these laws;

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•	the underfunded status of our pension plan;

•	potential violations of worldwide anti-corruption laws;

•	our ability to comply with regulations applicable to us as a provider of products to the U.S. government;

•	competition in our markets;

•	economic downturns and deteriorating financial conditions;

•	risks associated with our indebtedness, leverage, debt service and liquidity;

•	potential failure to close the Acquisition for any reason, or issues related to the integration of the Air-X-Changers Business;

•	our ability to realize anticipated benefits from the Acquisition; and

•	other risks described in Part I—Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2018, and from time to time in our other SEC filings.

These statements reflect current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus supplement, the date of the accompanying prospectus, the date of any free writing prospectus or the date of the documents incorporated by reference herein that include forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward looking statements. Also, these forward-looking statements represent estimates and assumptions only as of the date hereof. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus supplement, the accompanying prospectus and the documents that are referenced and which have been incorporated by reference herein and therein, completely and with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements are qualified by these cautionary statements.

Market and industry data

The market share, ranking and other data contained in this prospectus supplement are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, such data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data and the voluntary nature of reporting such data. In addition, in some cases, we have not verified the assumptions underlying such data.

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Summary

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you in deciding whether to invest in our common stock. You should read carefully this entire prospectus supplement, including the “Risk factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement.

Our company

Chart is a leading diversified global manufacturer of highly engineered equipment, packaged solutions, and value-add services used throughout the gas to liquid cycle in all industries that require gases as cryogenic liquids or alternative equipment for gas generation, generally for the industrial gas and energy industries. Our equipment and engineered systems are primarily used to cool gases often to cryogenic liquid temperatures and then to transport and store them as liquids utilizing our expertise in cryogenic systems and equipment. Our equipment often operates at temperatures approaching absolute zero (0 Kelvin; -273° Centigrade; -459° Fahrenheit). Our products include vacuum insulated containment vessels, heat exchangers, cold boxes, liquefaction process units, other cryogenic components, gas processing equipment, and ambient temperature fans.

Our primary customers are large, multinational producers and distributors of hydrocarbon and industrial gases and their end-users. We sell our products and services to more than 2,000 customers worldwide. We have developed long-standing relationships with leading companies in the gas production, gas distribution, gas processing, liquefied natural gas (“LNG”), petroleum refining, chemical and industrial gas industries, including Air Products, Praxair, Air Liquide, Bechtel Corporation, ExxonMobil, British Petroleum or BP, ConocoPhillips, PetroChina, CB&I, Toyo, JGC, Samsung, UOP, and Shell, some of whom have been purchasing our products for over 20 years. For the years ended December 31, 2018, 2017 and 2016, we generated sales of $1,084.3 million, $842.9 million, and $722.0 million, respectively, and operating income of $92.1 million, $38.5 million and $41.0 million, respectively.

We have attained our leading position by capitalizing on our technical expertise and know-how, broad product offering, reputation for quality, low-cost global manufacturing footprint, and by focusing on attractive, growing markets. We have an established sales and customer support presence across the globe and manufacturing operations in the United States, Central Europe, China and India. Our company is one of a small set of companies with comprehensive technical knowledge and manufacturing capabilities catering to the industrial gas production and liquefaction value chain.

Segments, applications and products

We operate in two major end-market applications, Energy and Industrial Gas, through our three business segments: (i) Energy & Chemicals (“E&C”), (ii) Distribution & Storage Eastern Hemisphere (“D&S East”), and (iii) Distribution & Storage Western Hemisphere (“D&S West”). While each segment manufactures and markets different cryogenic and gas processing equipment and systems to distinct end-users, they all share a reliance on our heat transfer, vacuum insulation, low temperature storage, and gas processing know-how and expertise. Each of our segments manufactures products used primarily in energy-related and industrial applications, such as the separation, liquefaction, distribution, and storage of hydrocarbon and industrial gases.

End market exposure (% of twelve months ended March 31, 2019 (“LTM period”) revenue)

Energy & Chemicals segment

E&C (36% of sales for the LTM Period) facilitates major natural gas, petrochemical processing, petroleum refining, power generation and industrial gas companies in the production of their products. E&C supplies mission critical engineered equipment and systems used in the separation, liquefaction, and purification of hydrocarbon and industrial gases that span gas-to-liquid applications including natural gas processing, petrochemical, LNG, petroleum refining and industrial gas applications. The E&C portion of the recent acquisition of VRV S.r.l. (“VRV”) is included in this segment. Our principal products include brazed aluminum heat exchangers (“BAHX”), Core-in-Kettle® heat exchangers, air cooled heat exchangers (“ACHX”), cold boxes, shell & tube heat exchangers, reactors and process systems as well as axial cooling fans for power, HVAC, and refining end user applications. To further build out our E&C segment’s offerings, on May 8, 2019, we signed a definitive agreement to acquire the Air-X-Changers Business. Following the consummation of the Acquisition, we intend to divide our E&C segment into two reportable segments: E&C Cryogenics, which will focus on BAHX and cold boxes, and E&C FinFans, which will be comprised of our ACHX and fan offerings, including the Air-X-Changers Business, Hudson (as defined below) and Chart Cooler Services Company.

D&S West segment

D&S West (41% of sales for the LTM Period) designs, manufactures, and services cryogenic solutions for the storage and delivery of cryogenic liquids used in industrial gas and LNG applications. D&S West includes distribution and storage operations in the United States and Latin America and primarily serves the Americas geographic region. D&S West also includes cryobiological storage manufacturing and distribution operations in the United States, Europe and Asia, which serve customers around the world. Using sophisticated vacuum insulation technology, our cryogenic storage systems are able to store and transport liquefied industrial gases and hydrocarbon gases at temperatures from 0° Fahrenheit to temperatures nearing absolute zero. End-use customers for our cryogenic storage equipment include industrial gas producers and distributors, chemical producers, manufacturers of electrical components, health care organizations, food processors, and businesses in the oil and natural gas industries.

D&S East segment

D&S East (23% of sales for the LTM Period) designs, manufactures, and services cryogenic solutions for the storage and delivery of cryogenic liquids used in industrial gas and LNG applications. D&S East includes distribution and storage operations in Europe and Asia and primarily serves the geographic regions of Europe, the Middle East, Africa and Asia (including China and India). The distribution and storage portion of the recent acquisition of VRV is included in this segment. With the exceptions of Cryobiological Storage, which is contained solely within D&S West, and a valves business acquired as part of the VRV acquisition, D&S East utilizes the same technologies and product lines as those employed by D&S West. Key product lines within D&S East include: cryogenic bulk storage and packaged gas systems (including cryogenic systems and after market services); bulk and packaged gas cryogenic solutions for the storage, distribution, vaporization and application of industrial gases; and cryogenic solutions for the storage, distribution, regasification and use of LNG.

Recent acquisitions and divestitures

We employ a disciplined approach towards our M&A strategy. We seek companies with a strong level of strategic fit that have a high degree of leveragability and synergies, and businesses that complement our existing products and services. Over the last three years, we have acquired five businesses and divested one non-strategic business. Our most recent strategic activities have reshaped our portfolio to add incremental products, customers, geographies and technologies while enhancing our core focus and balancing our offerings between long-cycle and short-cycle products.

Select recent acquisitions and divestitures

Divestiture of oxygen-related products business

On December 20, 2018, we divested our CAIRE medical oxygen-related products business within our former BioMedical segment to NGK Spark Plug Co., Ltd. for $134.0 million. The sale was a strategic decision that allowed us to focus on our core cryogenic capabilities and offerings.

Acquisition of VRV

On November 15, 2018, we acquired VRV and its subsidiaries for €125 million (equivalent to $141.3 million) in cash and assumed indebtedness, which was repaid at closing or shortly thereafter, of €63.7 million (equivalent to $72.0 million). VRV is a diversified multinational corporation with highly automated, purpose-built facilities for the design and manufacture of pressure equipment serving the Cryogenic and Energy & Petrochemical end markets. Its cryogenic equipment is well-known in the industry, and the acquisition has provided us with manufacturing presences in Italy, France and India to expand our geographic reach.

Acquisition of Hudson Products

On September 17, 2017, we acquired Hudson Products (“Hudson”) for $419.5 million, net of cash acquired. The transaction added ACHX for the downstream LNG market as well as fans to our product portfolio. Hudson’s business is less cyclical than our traditional E&C products with 37% aftermarket service and repair. The acquisition provided access to big LNG projects for which we previously would not have had content. In addition, Hudson’s fan technology provided vertical integration benefits through applications on other existing Chart products.

Our strengths

We believe we can compete effectively around the world and that we are a leading competitor in the industries we serve. Our competitive strengths include the following:

•

Diversified, long-standing and loyal blue-chip customer base. Our average customer relationship length is approximately 14 years and consists of blue chip industrial companies, such as Air Products, Praxair, Air Liquide, Bechtel Corporation, ExxonMobil, British Petroleum or BP, ConocoPhillips, PetroChina, CB&I, Toyo, JGC, Samsung, UOP and Shell. We have long-standing relationships with our customers, having served many of them for over 20 years.

•

Substantial growth opportunities across markets and segments supported by significant backlog. Our Company has experienced substantial growth in recent years due to strong demand for LNG and other gases. With the rise in demand for cleaner fuels, LNG has been increasingly used as a substitute for gasoline and other forms of energy. In addition, we have opportunities to grow in non-energy end markets. Food, beverage, and medical end markets are additional drivers of growth as they require the transportation of gases (nitrogen, oxygen, hydrogen, etc.) and share the need for products offering cold storage solutions.

Our anticipated revenue growth is tied to our backlog. As of March 31, 2019, our backlog was approximately $734 million. The backlog is comprised of the portion of signed purchase orders, or other written contractual commitments, providing a high degree of certainty for near-term revenue recognition.

•

Low capital expenditure requirements provide significant cash flows. The capital expenditures for our Company represent a small percentage of our revenue (approximately 3%), which provides strong free cash flow conversion. Our use of free cash flows typically falls into one of the following categories: (i) organic growth initiatives; (ii) debt repayment; (iii) M&A; or (iv) return capital to stockholders through buybacks or dividends.

•

Disciplined portfolio management by team with demonstrated execution track record. We have taken a disciplined approach managing our business. Our M&A strategy has focused on highly strategic targets that expand our customer base, product reach, provide vertical integration and enhance our breadth of offerings. In addition, we have realigned our business segments to facilitate growth strategies, better align the business with customer needs and improve the transparency of our business’ results to stockholders. Furthermore, we have made efforts to increase the percentage of our business focused on aftermarket services to reduce cyclicality. By maintaining this approach to managing our business, we seek to maximize stockholder value.

Our senior management team has extensive operational, financial and managerial experience and has been responsible for developing and executing strategies to transform the Company and drive profitable growth. Several notable initiatives include the recent acquisitions of Hudson and VRV and the pending acquisition of the Air-X-Changers Business to modify the Company’s portfolio. Additionally, reorganizing the business and divesting our CAIRE business has enhanced reporting clarity and managerial focus. The results have been compelling and we believe our senior management team has the necessary talent and experience to meet and exceed our long-term goals.

Objectives

Our objectives are to grow earnings, improve margins and enhance the scale and the diversity of our offerings. Management emphasizes strong cash flow growth and cash return on investment.

•

Take Advantage of Favorable Market Trends. Trends influencing the future of our markets include increased regulation, a supply shortage of LNG, a shift to modular design in LNG facilities, pollution and increasing demand for industrial gases. We are well-positioned to take advantage of these trends through developing our patented IPSMR® technology for modular facilities, strong customer intimacy and our global manufacturing footprint which allows us to provide cost and price effective solutions to our customers.

•

Deliver Consistent, Profitable Organic Growth Through Strategic Initiatives. Our strategic initiatives include strengthening our core capabilities, investing in new products, reducing costs through cost-out initiatives and capturing additional market share. Our plan for executing on these initiatives includes executing on strategic M&A in a disciplined manner, expanding capabilities and end markets served, reducing cyclicality and developing aftermarket servicing revenue.

Pending Acquisition of Harsco’s Industrial Air-X-Changers Business

On May 8, 2019, Chart, E&C FinFan, Inc., a Delaware corporation and a wholly-owned subsidiary of Chart (the “Acquiror”), and Harsco entered into an Asset Purchase Agreement (the “Purchase Agreement”) pursuant to which, subject to the satisfaction or waiver of certain conditions, the Acquiror will acquire the Air-X-Changers Business for a purchase price of $592 million in cash, subject to a post-closing working capital adjustment. Chart is a guarantor of the Acquiror’s obligations under the Purchase Agreement.

The Purchase Agreement provides for customary representations, warranties and covenants, including, among others, that (i) Harsco shall operate the Air-X-Changers Business in the ordinary course until the consummation of the Acquisition, (ii) each party shall use its reasonable best efforts to consummate the Acquisition, (iii) each party shall comply with certain customary non-competition and non-solicitation restrictions in operating its business following the consummation of the Acquisition and (iv) each party shall provide certain customary post-closing indemnification to the other.

The Purchase Agreement also contains customary termination provisions in favor of each party and, subject to certain limitations set forth therein, may be terminated by either the Acquiror or Harsco if the Acquisition has not been consummated on or before February 8, 2020.

The Acquisition is expected to be completed on July 1, 2019, subject to the satisfaction of certain customary closing conditions and regulatory requirements. The Acquisition was granted early termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) by the U.S. Federal Trade Commission on June 3, 2019. The Acquiror’s obligation to consummate the Acquisition is not subject to any condition related to the availability of financing.

This offering is not contingent upon the Acquisition occurring on a timely basis, or at all, or on the terms of the Acquisition. As a result, we cannot assure you that the Acquisition will be consummated or, if consummated, that it will be consummated for the price, within the timeframe or on the terms and with the anticipated benefits we currently expect. See “Risk factors—Risks related to the Acquisition.”

The foregoing summary describes material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on May 9, 2019, which is incorporated by reference into this prospectus supplement. See “The Acquisition and related financing transactions” beginning on page S-20 of this prospectus supplement for additional information.

The Air-X-Changers Business and Rationale for the Air-X-Changers Acquisition

The Air-X-Changers Business, a division of the Industrial segment of Harsco, is a leading supplier of custom-engineered and manufactured ACHX for the natural gas compression and processing industry and refining and petrochemical industry in the United States. The ACHX offered by Air-X-Changers is used in conditioning natural gas during recovery, compression and transportation from underground reserves through major pipeline distribution channels.

In addition to natural gas compression and processing, Air-X-Changers’ products are also used in the turbine lube oil cooling, landfill gas compression and liquids cooling industries. Air-X-Changers’ end markets include process industries, power generation and refineries.

For the year ended December 31, 2018 and the LTM Period, Air-X-Changers generated revenue of $207.2 million and $239.1 million, respectively, and net income of $30.3 million and $34.3 million, respectively.

Air-X-Changers provides the Model H skid-mounted, horizontal cooler for the upstream oil and gas market, in many cases for E&P gathering and compression stations. Products such as the Model EH gas compression engine-driven cooler, the Model Z horizontal cooler, and the Model F horizontal coil, multiple vertical fan cooler serve the midstream segment, including processing and transmission stations. Air-X-Changers also provides the Model Z horizontal cooler, which serves the downstream segment, including refineries, LNG processing and natural gas and power facilities.

The Acquisition reinforces Chart’s strategic focus on core cryogenic engineering and products for the industrial gas and energy spaces. As a result of the Acquisition, Chart will have access to the compression market for ACHX, which Chart has not penetrated organically, completing Chart’s full ACHX offering for both process and compression. In addition, Air-X-Changers has a well-established presence with blue-chip customers in key upstream and midstream basins across the continental United States, including a strong presence in the Permian basin. In addition, the majority of Air-X-Changers’ top ten suppliers overlap with Chart’s, affording potential opportunities to improve supply chain efficiency as a result of the Acquisition. Chart expects the Acquisition to result in significant annual cost synergies, approximately $20 million of which are anticipated to be achieved in the first year with approximately $6 million in associated costs related to facility consolidation.

Following the consummation of the Acquisition, we intend to divide our E&C segment into two reportable segments: E&C Cryogenics, which will focus on BAHX and cold boxes, and E&C FinFans, which will be comprised of our ACHX and fan offerings.

Financing of the Acquisition

In addition to this offering of common stock, we intend to finance a portion of the purchase price for the Acquisition through debt financing as described below.

In connection with the Purchase Agreement, on May 8, 2019, Chart entered into a commitment letter (the “Commitment Letter”) with JPMorgan Chase Bank, N.A. (the “Commitment Party”). The Commitment Letter provides that the Commitment Party will commit to (i) provide to Chart up to $450 million in new term loan financing and (ii) backstop Chart’s currently existing revolving credit facility up to $550 million. To the extent that we are unable to obtain the New Credit Agreement (as defined below), we will enter into an alternative credit facility on the terms described in the Commitment Letter.

To finance a portion of the purchase price for the Acquisition, Chart intends to enter into the Fourth Amended and Restated Credit Agreement (the “New Credit Agreement”) by and among Chart, Chart Industries Luxembourg S.à.r.l. (“Chart Lux”), Chart Asia Investment Company Limited (“Chart Asia”, together with Chart Lux and Chart, the “Borrowers”), the other foreign borrowers from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A. The following is a summary description of certain anticipated terms of the New Credit Agreement based on our receipt of commitments from a variety of lenders (in each case subject to the negotiation of the definitive documents). Despite our expectations, entering into the New Credit Agreement and the terms of the credit facilities under such agreement are subject to a number of factors, and we cannot assure you that we will enter into a credit agreement on such terms or at all.

The New Credit Agreement will provide for (i) a $450 million term loan facility (the “New Term Loan Facility”) and (ii) a revolving credit facility (the “New Revolving Credit Facility” and, together with the New Term Loan Facility, the “New Credit Facilities”) in a principal amount of up to $650 million (which is expected to be reduced to $550 million assuming successful completion of this offering), which includes a $100 million sublimit for letters of credit, a $250 million sublimit for discretionary letters of credit and a $50 million sublimit for swingline loans. Under the terms of the New Credit Agreement, Chart may, subject to the satisfaction of certain conditions, request increases in the revolving credit facility commitments and term loans in an aggregate principal amount of up to $450 million or a lesser amount in integral multiples of $25 million to the extent existing or new lenders agree to provide such increased or additional commitments, as applicable. The proceeds of the New Credit Facilities will be used (i) to fund the Acquisition and related transaction costs, (ii) to refinance existing indebtedness, (iii) for working capital and (iv) for general corporate purposes. See “The Acquisition and related financing transactions.”

We cannot assure you that we will complete the Acquisition or any of the financing transactions on the terms contemplated in this prospectus supplement or at all.

The offering

The summary below contains the basic information about this offering. It does not contain all of the information that is important to you. You should read this prospectus supplement and accompanying prospectus and the documents incorporated by reference in this prospectus supplement and accompanying prospectus carefully before making an investment decision.

Issuer	Chart Industries, Inc., a Delaware corporation.

Common Stock Offered	3,500,000 shares of common stock.

Underwriters’ option to purchase additional shares of common stock	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 525,000 additional shares of common stock.

Common Stock Outstanding after this Offering	35,257,535 shares (35,782,535 shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $248.8 million, or $286.3 million if the underwriters’ option to purchase additional shares is exercised in full. We expect to use the net proceeds from this offering, together with the proceeds from the New Credit Facilities, to finance the Acquisition and to pay related fees and expenses. We expect to use any net proceeds from the underwriters’ exercise of their option to purchase additional shares for general corporate purposes, which may include the repayment of indebtedness or to fund future acquisitions. Completion of this offering is not contingent upon consummation of the Acquisition or the terms of the Acquisition. If the Acquisition is not consummated for any reason, we will use all of the net proceeds from this offering for general corporate purposes, which may include repayment of indebtedness or to fund future acquisitions. See “Use of proceeds.”

Nasdaq symbol	GTLS

Risk Factors	An investment in our common stock involves risk. You should carefully consider the information set forth in the section entitled “Risk factors” beginning on page S-14 of this prospectus supplement and in Part I—Item 1A, “Risk Factors,” of the Annual Report on Form 10-K for the year ended December 31, 2018.

Corporate information

Our principal executive offices are located at 3055 Torrington Drive, Ball Ground, Georgia 30107. Our telephone number is (770) 721-8800. Our website address is www.chartindustries.com. The information on or accessible through our website is not part of this prospectus supplement and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement.

Summary historical and unaudited pro forma financial information of Chart Industries, Inc.

The following table sets forth summary pro forma financial data for Chart as of and for the three months ended March 31, 2019 and the year ended December 31, 2018 and summary historical financial data for Chart as of and for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016.

The following income statement, statement of cash flows and balance sheet data as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, were derived from our audited consolidated financial statements. The following income statement, statement of cash flows and balance sheet data as of March 31, 2019, and for the three months ended March 31, 2019 and 2018, were derived from our unaudited condensed consolidated financial statements, which, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for such periods. The results for the three months ended March 31, 2019 are not necessarily indicative of results to be expected for the year ending December 31, 2019, any interim period or any future period or year.

We have incorporated by reference herein our consolidated financial statements as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, from our Annual Report on Form 10-K for the year ended December 31, 2018, and our condensed consolidated financial statements as of March 31, 2019, and for the three months ended March 31, 2019 and 2018, from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference herein. This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information incorporated by reference in this prospectus supplement.

The following summary unaudited pro forma financial data as of and for the three months ended March 31, 2019 and for the year ended December 31, 2018 are derived from our unaudited pro forma condensed combined financial statements that are included elsewhere in this prospectus supplement. The summary unaudited pro forma financial data as of and for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been prepared to reflect the Acquisition and other transactions described under “Unaudited pro forma condensed combined financial information,” including the completion of this offering and the use of proceeds therefrom, as if these transactions occurred on January 1, 2018. The following summary unaudited pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor are they indicative of future operating results.

	Pro forma		Historical

	Three months ended March 31, 2019	Year ended December 31, 2018	Three months ended March 31,		Year ended December 31,
			2019	2018	2018	2017	2016
	(unaudited)		(unaudited)

Income Statement: (in millions)
Sales	$365.5	$1,291.5	$289.3	$244.1	$1,084.3	$842.9	$722.0
Cost of sales	276.7	931.9	222.2	177.2	788.4	611.3	512.3

Gross profit	88.8	359.6	67.1	66.9	295.9	231.6	209.7
Selling, general and administrative expenses	62.2	202.9	55.3	46.6	181.9	180.9	158.7
Amortization expense	12.2	69.1	7.2	5.5	21.9	12.2	8.8
Asset impairments	—	—	—	—	—	—	1.2

Operating expenses	74.4	272.0	62.5	52.1	203.8	193.1	168.7

Operating income	14.4	87.6	4.6	14.8	92.1	38.5	41.0
Other expenses:
Interest expense, net	8.3	34.5	5.3	6.4	21.4	17.3	15.1
Loss on extinguishment of debt	—	—	—	—	—	4.9	—
Financing costs amortization	1.1	4.2	0.4	0.3	1.3	1.3	1.3
Foreign currency (gain) loss	(0.1)	0.4	(0.1)	1.8	0.4	3.9	0.5
Other expenses, net	9.3	39.1	5.6	8.5	23.1	27.4	16.9

(Loss) income from continuing operations before income taxes	5.1	48.5	(1.0)	6.3	69.0	11.1	24.1
Income tax (benefit) expense, net	(0.8)	8.6	(2.0)	1.6	13.4	(16.6)	10.6
Net income from continuing operations		39.9	1.0	4.7	55.6	27.7	13.5
Income from discontinued operations, net of tax			—	1.6	34.4	1.8	11.2

	Pro forma		Historical

	Three months ended March 31, 2019	Year ended December 31, 2018	Three months ended March 31,		Year ended December 31,
			2019	2018	2018	2017	2016
	(unaudited)		(unaudited)
Net income	5.9		1.0	6.3	90.0	29.5	24.7
Less: Income (loss) attributable to noncontrolling interests of continuing operations, net of taxes	0.1	2.0	0.1	0.5	2.0	1.5	(3.5)

Net income attributable to Chart(1)	$5.8	$37.9	$0.9	$5.8	$88.0	$28.0	$28.2

Statement of Cash Flows Data: (in millions)
Cash flows (used in) provided by operating activities			$(33.2)	$20.0	$119.0	$44.3	$169.3
Cash flows used in investing activities			(8.9)	(18.6)	(260.6)	(477.8)	(17.0)
Cash flows (used in) provided by financing activities			(2.6)	10.0	38.2	275.2	7.7
Cash provided by discontinued operations			—	2.6	102.5	0.5	0.4
Capital expenditures			5.9	6.2	35.6	33.0	16.7

(1)	Pro forma for the year ended December 31, 2018 represents Income from continuing operations attributable to Chart.

	Pro forma	Historical
			December 31,
	March 31, 2019	March 31, 2019	2018	2017
	(unaudited)

Balance Sheet Data: (in millions)
Current assets	$689.4	$645.2	$661.7	$634.0
Total assets	2,541.2	1,913.3	1,897.7	1,724.7
Current liabilities	609.8	579.2	366.6	387.6
Long-term debt	518.0	318.0	533.2	439.2
Equity	1,278.8	893.5	889.0	805.2

Summary historical combined financial data of Air-X-Changers

The following table sets forth the summary historical combined financial data of Air-X-Changers for the periods indicated. The summary combined statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the balance sheet data as of December 31, 2018 and 2017 have been derived from the combined audited financial statements of Air-X-Changers incorporated by reference into this prospectus supplement. The summary combined statements of operations data for the three months ended March 31, 2019 and 2018 and the balance sheet data as of March 31, 2019 have been derived from the condensed combined unaudited financial statements of Air-X-Changers incorporated by reference into this prospectus supplement, which, in the opinion of Harsco’s management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of Air-X-Changers’ financial position and results of operations for such period. The historical results presented below are not necessarily indicative of financial results to be achieved by Air-X-Changers following the Acquisition. You should read the summary historical combined financial data together with the historical combined financial statements of Air-X-Changers and the related notes incorporated by reference into this prospectus supplement. See “Where you can find more information” in this prospectus supplement.

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Statement of Operations: (in millions)
Revenues:
Product revenues	$76.2	$44.3	$207.2	$144.9	$93.6

Costs and expenses:
Cost of products sold	55.1	30.3	145.9	102.3	72.9
Selling, general and administrative expenses	6.9	4.6	20.7	18.4	12.3
Research and development expenses	—	—	—	—	—
Other expenses	—	0.1	0.3	—	0.4

Total costs and expenses	62.0	35.0	166.9	120.7	85.6

Operating income	14.2	9.3	40.3	24.2	8.0
Interest expense	—	—	(0.1)	(0.1)	—

Income before income taxes	14.2	9.3	40.2	24.1	8.0
Income tax expense	(3.2)	(2.3)	(9.9)	(8.3)	(2.8)

Net income	$11.0	$7.0	$30.3	$15.8	$5.2

Statement of Cash Flows Data: (in millions)
Cash flows provided by (used in) operating activities	$7.4	$(0.2)	$22.7	$21.9	$12.9
Cash flows used in investing activities	(1.0)	(0.4)	(3.2)	(2.8)	(1.6)
Cash flows (used in) provided by financing activities	(6.4)	0.6	(19.5)	(19.1)	(11.3)

	March 31, 2019	December 31,
		2018	2017
	(unaudited)

Balance Sheet Data: (in millions)
Current assets	$42.5	$42.6	$21.9
Total assets	87.7	76.5	56.7
Current liabilities	22.3	25.2	19.6
Total liabilities	34.3	27.6	20.7
Equity	53.5	48.9	36.0

Risk factors

Investing in our common stock involves risks. You should carefully consider the risk factors described below and in our reports filed from time to time with the SEC, including Part I—Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus supplement. Before making any investment decision, you should carefully consider these risks. These risks could materially affect our business, results of operations or financial condition and affect the value of our securities. In such case, you may lose all or part of your original investment. The risks described below or incorporated by reference herein are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition. In addition, with respect to forward-looking statements in this prospectus supplement and the documents we incorporate by reference, please see “Cautionary statement regarding forward-looking statements” for a discussion of important factors, risks and uncertainties that may cause actual results to differ materially from anticipated results.

Risks related to the Acquisition

This offering is not conditioned upon the closing of the Acquisition. Even if the Acquisition is completed, we may fail to realize the growth prospects and cost savings anticipated as a result of the Acquisition.

On May 8, 2019, we signed the Purchase Agreement for the Acquisition. We expect the Acquisition to close on July 1, 2019, subject to customary closing conditions. However, completion of the Acquisition is not a condition to completion of this offering of common stock, and there can be no assurance that the Acquisition will be completed.

There are certain risks and uncertainties relating to the Acquisition. For example, the Acquisition may not be completed, or may not be completed in the time frame, on the terms or in the manner currently anticipated, as a result of a number of factors, including, among other things, the failure to satisfy one or more of the conditions to closing. See “The Acquisition and related financing transactions.” There can be no assurance that the conditions to closing of the Acquisition will be satisfied or waived or that other events will not intervene to delay or result in the failure to close the Acquisition. In addition, both we and Harsco have the ability to terminate the Purchase Agreement under certain circumstances. Failure to complete the Acquisition would prevent us and Air-X-Changers from realizing the anticipated benefits of the Acquisition. We would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. In addition, the market price of our common stock may reflect various market assumptions as to whether the Acquisition will be completed. Consequently, the completion of, the failure to complete, or any delay in the closing of the Acquisition could result in a significant change in the market price of our common stock.

The success of the Acquisition will depend, in part, on our ability to successfully integrate the Air-X-Changers Business’ operations and fully realize the anticipated benefits and potential synergies from combining our business with the Air-X-Changers Business. If we are unable to achieve these objectives following the Acquisition, the anticipated benefits and potential synergies of the Acquisition may not be realized fully or at all, or may take longer to realize than expected. Any failure to timely realize these anticipated benefits would have a material adverse effect on our business, operating results, and financial condition.

In addition, even if the operations of Air-X-Changers are integrated successfully with our business, the full benefits of the Acquisition may not be realized, including the synergies, cost savings, growth opportunities or earnings accretion that are expected. These benefits may not be achieved within the anticipated time frame, or at all, and additional unanticipated costs may be incurred in the integration of the businesses. Furthermore, Air-X-Changers may have unknown or contingent liabilities that we would assume in the Acquisition and that were not discovered during the course of our due diligence. These liabilities could include exposure to unexpected asset quality problems, compliance and regulatory violations, key employee and client retention problems and other problems that could result in significant costs to us.

All of these factors could cause dilution to our earnings per share, decrease or delay the expected accretive effect of the transaction, negatively impact the price of our common stock, or have a material adverse effect on our business, financial condition and results of operations.

Uncertainty about the Acquisition may adversely affect the relationships that we, Air-X-Changers or our combined company have with our respective customers, service providers and employees, whether or not the Acquisition is completed.

Parties with whom we or Air-X-Changers do business may experience uncertainty associated with the Acquisition, including with respect to current or future business relationships with us, Air-X-Changers or the combined business. These business relationships may be subject to disruption as customers and others may attempt to (i) negotiate changes in existing business relationships, (ii) delay, defer or cease purchasing services from or providing services to us, Air-X-Changers or our combined company or (iii) consider entering into business relationships with parties other than us, Air-X-Changers or the combined business, including our competitors or those of Air-X-Changers. These disruptions could have a material adverse effect on the businesses, operating results, and financial condition of each of us or, if the Acquisition is completed, the combined business.

Uncertainties associated with the Acquisition may cause a loss of management personnel and other key employees that could adversely affect our future business, operations and financial results following the Acquisition.

Whether or not the Acquisition is completed, the announcement and pendency of the Acquisition could disrupt Air-X-Changers’ and our respective businesses. We and Air-X-Changers are both dependent on the experience and industry knowledge of our respective senior management and other key employees to execute our respective business plans. Our success after the Acquisition will depend in part upon our and Air-X-Changers’ ability to retain our respective key management personnel and other of our respective key employees in advance of the Acquisition, and of our combined company’s ability to do so following the Acquisition. Our current and prospective employees and those of Air-X-Changers may experience uncertainty about their roles within the combined company following the Acquisition, which may have an adverse effect on the current ability of Air-X-Changers or us to attract or retain key management and other key personnel or the ability of the combined company to do so following the Acquisition. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of ours or of Air-X-Changers to the same extent that such companies have previously been able to attract or retain employees. In addition, following the Acquisition, we might not be able to locate suitable replacements for any such key employees who leave us or Air-X-Changers or offer employment to potential replacements on satisfactory terms.

The unaudited pro forma financial information contained in this prospectus supplement may not accurately reflect our financial position or results of operations following the completion of the Acquisition.

The unaudited pro forma financial information contained in this prospectus supplement is presented for illustrative purposes only and may not be an indication of what our financial position or results of operations would have been had the Acquisition been completed on the dates indicated. The unaudited pro forma financial information has been derived from our audited and unaudited historical financial statements along with those of Air-X-Changers, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Acquisition. The assets and liabilities of Air-X-Changers have been measured at fair value based on various preliminary estimates using assumptions that Air-X-Changers’ management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Acquisition. Any potential decline in our financial condition or results of operations may cause significant variations in the trading price of our common stock following the Acquisition.

We will incur significant acquisition-related integration costs in connection with the Acquisition and significant transaction expenses in connection with the negotiation and consummation of the Acquisition and the related financing transactions.

We are currently developing a plan to integrate the operations of Air-X-Changers after the completion of the Acquisition. In connection with that plan, we anticipate that we will incur certain non-recurring charges in connection with this integration; however, we cannot identify the timing, nature and amount of all such charges as of the date of this prospectus supplement. Further, we currently expect to incur significant transaction costs relating to negotiating and completing the Acquisition and the related financing transactions. These integration costs and transaction expenses will be charged as an expense in the period incurred. The significant transaction costs and Acquisition-related integration costs could materially affect our results of operations in the period in which such charges are recorded. Although we believe that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the business, will offset incremental transaction and Acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

If we successfully acquire Air-X-Changers, the acquired business may underperform relative to our expectations.

Following completion of the Acquisition, we may not be able to maintain the levels of revenue, earnings or operating efficiency that we and Air-X-Changers have achieved or might achieve separately. The business and financial performance of Air-X-Changers are subject to certain risks and uncertainties, including the risk of the loss of, or changes to, its relationships with its customers. We may be unable to achieve the same growth, revenues and profitability that Air-X-Changers has achieved in the past.

The future results of our company will suffer if we do not effectively manage our expanded operations following the Acquisition.

Following the Acquisition, the size of our business will increase significantly beyond its current size. Our future success depends, in part, upon our ability to manage Air-X-Changers, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the Air-X-Changers Business will be successful or that we will realize the expected benefits currently anticipated from the Acquisition.

Risks related to this offering and ownership of our common stock

Our common stock has experienced, and may continue to experience, price volatility, which could result in substantial losses for investors in our common stock.

Our common stock has at times experienced substantial price volatility as a result of many factors, including the general volatility of stock market prices and volumes, changes in securities analysts’ estimates of our financial performance, variations between our actual and anticipated financial results, fluctuations in order or backlog levels, fluctuations in energy prices, or uncertainty about current global economic conditions. For these reasons, among others, the price of our stock may continue to fluctuate. In addition, if the market for manufacturing services stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our common stock could cause the market price for our common stock to decline.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline or be depressed. The shares of common stock issued in connection with this offering will be freely tradable without restriction or further registration under the Securities Act. In connection with this offering, we and our directors and executive officers have agreed with the underwriters to a “lock-up,” pursuant to which neither we nor they will sell, hedge or otherwise dispose of any shares without the prior written consent of J.P. Morgan Securities LLC for 90 days after the date of this prospectus supplement, subject to certain exceptions. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will also be eligible for future sale. In the future, we may also issue our securities if we need to raise capital in connection with a capital expenditure or acquisition. The amount of shares of our common stock issued in connection with a capital expenditure or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any perceived excess in the supply of our shares in the market could negatively impact our share price and any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock is influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our common stock, the market price for our common stock likely would decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant stockholders or any other stockholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

Investors will not have any rights to require us to repurchase, redeem or repay any common stock offered hereby if the Acquisition is not completed.

This offering is not contingent on completion of the Acquisition. Investors will not have any rights to require us to repurchase or redeem any common stock offered hereby if the Acquisition is not completed. Accordingly, even if the Acquisition is not completed, common stock sold in this offering will remain outstanding. Further, investors will not have any right to require us to repurchase or redeem or repay any common stock offered hereby, if, subsequent to the completion of this offering, we experience any changes in our business or financial condition or if the terms of the Acquisition may change.

If the Acquisition is not completed, our management will have broad discretion over the use of the proceeds and might not apply the proceeds in ways that increase the value of your investment.

The Acquisition is subject to the satisfaction of a number of conditions that may prevent, delay or otherwise materially adversely affect the completion of the transaction, including conditions outside the control of the parties to the Purchase Agreement. See “The Acquisition and related financing transactions—Conditions to the completion of the Acquisition” in this prospectus supplement. If the Acquisition is not completed, we will use the net proceeds of this offering for working capital and general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and our other agreements and in Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Therefore, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

In addition, the terms of our 1.00% Convertible Senior Subordinated Notes due November 2024 may require us to purchase these convertible notes for cash in the event of a takeover of our Company. The indenture governing the convertible notes also prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the convertible notes. These and other provisions applicable to the convertible notes may have the effect of increasing the cost of acquiring us or otherwise discourage a third party from acquiring us.

The Air-X-Changers Business

The Air-X-Changers Business, a division of the Industrial segment of Harsco, is a leading supplier of custom-engineered and manufactured ACHX for the natural gas compression and processing industry and refining and petrochemical industry in the United States. The ACHX offered by Air-X-Changers is used in conditioning natural gas during recovery, compression and transportation from underground reserves through major pipeline distribution channels.

In addition to natural gas compression and processing, Air-X-Changers’ products are also used in turbine lube oil cooling, landfill gas compression and liquids cooling industries. Air-X-Changers’ end markets include process industries, power generation and refineries.

For the year ended December 31, 2018 and the LTM Period, Air-X-Changers generated revenue of $207.2 million and $239.1 million, respectively, and net income of $30.3 million and $34.3 million, respectively.

Upstream end users accounted for approximately $95 million, or 45%, of Air-X-Changers’ 2018 revenue and midstream end users accounted for approximately $85 million, or 41%, of 2018 revenue. Downstream end users accounted for approximately $10 million, or 5%, of 2018 revenue, and aftermarket applications accounted for approximately $20 million, or 9% of 2018 revenue. The upstream segment involves E&P gathering and compressor stations and offers products such as the Model H skid-mounted, horizontal cooler. The midstream segment involves processing and transmission stations and offers products such as the Model EH gas compression engine-driven cooler, the Model Z horizontal cooler, and the Model F horizontal coil, multiple vertical fan cooler. The downstream segment involves refineries, LNG processing and natural gas power facilities and offers products such as the Model Z horizontal cooler.

Steel and aluminum comprise the largest component of Air-X-Changers raw materials cost, and 61.5% of Air-X-Changers’ cost of goods sold was comprised of raw materials for the year ended December 31, 2018. Air-X-Changers collects competitive bids and maintains short-term contracts to closely align with its backlog. Air-X-Changers then coordinates its supply chain, vendors and engineering through its ERP automated software and negotiates regularly with its primary vendors to secure favorable pricing. Air-X-Changers’ ability to pass on increases in raw material costs to customers is based on the terms of the individual purchase orders with its customers. In general, Air-X-Changers provides customers with price quotes with 30 to 90-day expirations, which reduces exposure to increases in the prices of raw materials.

The majority of Air-X-Changers’ top ten suppliers overlap with Chart’s, affording potential opportunities to improve supply chain efficiency as a result of the Acquisition. The average tenure for Air-X-Changers’ top ten customers is more than 20 years, which reflects Air-X-Changers’ well-established presence with blue-chip customers in key upstream and midstream basins.

Air-X-Changers is headquartered in Tulsa, Oklahoma with one high-capacity manufacturing facility of 550,000 square feet that employs 735 people.

The Acquisition and related financing transactions

The following summary describes material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on May 9, 2019, which is incorporated by reference into this prospectus supplement. You are urged to read the Purchase Agreement carefully and in its entirety as it is the legal document governing the Acquisition.

The Purchase Agreement and the following summary have been included to provide you with information regarding the terms of the Purchase Agreement. The representations and warranties contained in the Purchase Agreement are not intended to be a source of business or operational information about us or Air-X-Changers as such representations and warranties are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality and are modified or qualified by information contained in our public filings and in the disclosure schedules exchanged by the parties. Business and operational information regarding us and Air-X-Changers can be found elsewhere in this prospectus supplement, our Current Report on Form 8-K filed with the SEC on May 9, 2019, and, with respect to us, in the other public documents that we file with the SEC. See “Where you can find more information.”

On May 8, 2019, Chart, the Acquiror and Harsco entered into the Purchase Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, the Acquiror will acquire the Air-X-Changers Business for a purchase price of $592 million in cash, subject to a post-closing purchase price adjustment with respect to working capital and certain taxes. Chart is a guarantor of all of the Acquiror’s obligations under the Purchase Agreement.

The Purchase Agreement provides for customary representations, warranties and covenants, including, among others, that (i) Harsco shall operate the Air-X-Changers Business in the ordinary course until the consummation of the Acquisition, (ii) each party shall use its reasonable best efforts to consummate the Acquisition, (iii) each party shall comply with certain customary non-competition and non-solicitation restrictions in operating its business following the consummation of the Acquisition and (iv) each party shall provide certain customary post-closing indemnification to the other.

The Acquisition is expected to be completed on July 1, 2019, subject to the satisfaction of certain customary closing conditions.

Our board of directors has approved and adopted the Purchase Agreement. The Acquisition is not subject to approval by our stockholders. The Purchase Agreement also has been approved and adopted by the board of directors of Harsco.

Conditions to the completion of the Acquisition

Each party’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the absence of any law or governmental order that prohibits or makes illegal the consummation of the Acquisition. The Acquisition was granted early termination of the applicable waiting period under the HSR Act by the U.S. Federal Trade Commission on June 3, 2019.

Our obligation to consummate the Acquisition is subject to the satisfaction or waiver of certain conditions, including:

•	The accuracy of the representations and warranties of Harsco contained in the Purchase Agreement;

•	Harsco having performed its covenants under the Purchase Agreement in all material respects;

•	There shall not have been any event or occurrence that has a material adverse effect on Air-X-Changers; and

•	The delivery of certain closing deliveries and ancillary transaction documents.

The Acquiror’s obligation to consummate the Acquisition is not subject to any condition related to the availability of financing.

Harsco’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of certain conditions, including:

•	The accuracy of the representations and warranties of Acquiror contained in the Purchase Agreement;

•	Acquiror having performed its covenants under the Purchase Agreement in all material respects; and

•	The delivery of certain closing deliveries and ancillary transaction documents.

Indemnification

Harsco and the Acquiror have agreed to indemnify each other for certain losses, subject to customary per-claim, deductible and cap amounts.

Termination of the purchase agreement

The Purchase Agreement may be terminated at any time prior to the effective time of the Acquisition under the following circumstances:

•	By the mutual written consent of Acquiror and Harsco;

•	By either Acquiror or Harsco if the Acquisition has not been consummated on or before February 8, 2020 (the “End Date”);

•	By either Acquiror or Harsco if a final and non-appealable law or governmental order is in effect prohibiting or making illegal the consummation of the Acquisition; and

•

By either Acquiror or Harsco if the other party breaches any of its representations, warranties, covenants or agreements in the Purchase Agreement such that the conditions to closing would not be satisfied and such breach has not been cured prior to the earlier of (i) 30 days after receipt of written notice and (ii) the End Date.

Financing transactions

In addition to this offering of common stock, we intend to finance a portion of the purchase price for the Acquisition through debt financing as described below.

In connection with the Purchase Agreement, on May 8, 2019, Chart entered into the Commitment Letter, which provides that the Commitment Party will commit to (i) provide to Chart up to $450 million in new term loan financing and (ii) backstop Chart’s currently existing revolving credit facility up to $550 million. To the extent that we are unable to obtain the New Credit Agreement, we will enter into an alternative credit facility on the terms described in the Commitment Letter.

To finance a portion of the purchase price for the Acquisition, Chart intends to enter into the New Credit Agreement. The following is a summary description of certain anticipated terms of the New Credit Agreement based on our receipt of commitments from a variety of lenders (in each case subject to the negotiation of definitive documentation). Despite our expectations, entering into the New Credit Agreement and the terms of the credit facilities under such agreement are subject to a number of factors, and we cannot assure you that we will enter into a credit agreement on such terms or at all.

The New Credit Agreement will provide for (i) a $450 million New Term Loan Facility and (ii) a New Revolving Credit Facility in a principal amount of up to $650 million (which is expected to be reduced to $550 million assuming successful completion of this offering), which New Credit Facilities include a $100 million sublimit for letters of credit, a $250 million sublimit for discretionary letters of credit and a $50 million sublimit for swingline loans. Under the terms of the New Credit Agreement, Chart may, subject to the satisfaction of certain conditions, request increases in the revolving credit facility commitments and term loans in an aggregate principal amount of up to $450 million or a lesser amount in integral multiples of $25 million to the extent existing or new lenders agree to provide such increased or additional commitments, as applicable. The proceeds of the New Credit Facilities will be used (i) to fund the Acquisition and related transaction costs, (ii) to refinance existing indebtedness, (iii) for working capital and (iv) for general corporate purposes.

Interest

The New Credit Facilities will bear interest at Borrower’s election, at a base rate plus an “applicable margin” (as described below) or LIBOR plus an applicable margin. Swingline loans will bear interest at a base rate plus an applicable margin. The base rate, for any day, will be a floating rate that is the greatest of the prime rate in effect on such day, the NYFRB rate (defined as the greater of the federal funds effective rate and the overnight bank funding rate) in effect on such day plus 50 basis points, and the adjusted LIBOR rate for a one month interest period in dollars on such day plus 100 basis points. The “applicable margin” will be determined on a leveraged-based sliding scale which ranges from 25 to 125 basis points for base rate loans and 125 basis points to 225 basis points for LIBOR loans. Borrowers will be required to pay commitment fees on any unused commitments under the New Credit Agreement which will be determined on a leverage-based sliding scale ranging from 20 basis points to 35 basis points. Interest and fees will be payable on a quarterly basis (or if earlier, at the end of each interest period with respect to any LIBOR loans).

Collateral and security

The obligations of Borrowers under the New Credit Agreement will be guaranteed by each of the Borrowers’ material domestic subsidiaries, subject to certain exceptions (such material domestic subsidiaries, together with, Borrowers, collectively, the “Credit Parties”). The obligations of the Credit Parties under the New Credit Agreement and the other loan documents delivered in connection therewith will be secured by a first priority security interest in substantially all of the existing and future personal property of the Credit Parties, including, without limitation, 65% of the voting capital stock of certain of the Credit Parties’ direct foreign subsidiaries, subject to certain exceptions.

Maturity

The New Credit Facilities will have a five year maturity.

Representations, warranties and covenants

The New Credit Agreement will contain customary representations and warranties and certain covenants that limit (subject to certain exceptions) the ability of Chart and its subsidiaries to, among other things, (i) incur or guarantee additional indebtedness, (ii) incur or suffer to exist liens, (iii) make investments, (iv) consolidate, merge or transfer all or substantially all of their assets, (v) sell assets, (vi) pay dividends or other distributions on, redeem or repurchase capital stock, (vii) enter into transactions with affiliates, (viii) amend, modify, prepay or redeem certain indebtedness, (ix) enter into certain restrictive agreements, (x) engage in a new line of business, and (xi) enter into sale leaseback transactions.

In addition, the New Credit Agreement is expected to contain financial maintenance covenants that, as of the last day of any fiscal quarter ending on and after June 30, 2019, (i) require the ratio of the amount of Chart and its subsidiaries’ consolidated total net indebtedness to consolidated EBITDA to be less than specified maximum ratio levels and (ii) require the ratio of the amount of Chart and its subsidiaries’ consolidated EBITDA to consolidated cash interest expense to be greater than a specified minimum ratio level.

Events of default

The New Credit Agreement will also contain customary events of default. If such an event of default occurs, the Lenders would be entitled to take various actions, including the acceleration of amounts due under the New Credit Agreement and all actions permitted to be taken by a secured creditor.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $248.8 million, or $286.3 million if the underwriters’ option to purchase additional shares is exercised in full. We expect to use the net proceeds from this offering, together with borrowings under the New Credit Facilities, to finance the Acquisition, to repay certain existing indebtedness and to pay related fees and expenses. We expect to use any net proceeds from the underwriters’ exercise of their option to purchase additional shares for general corporate purposes, which may include the repayment of indebtedness or to fund future acquisitions. Completion of this offering is not contingent upon consummation of the Acquisition or the terms of the Acquisition. If the Acquisition is not consummated for any reason, we will use all of the net proceeds from this offering for general corporate purposes.

The following table sets forth an illustrative sources and uses of funds in connection with the Acquisition. The actual sources and uses of funds may vary from the estimated sources and uses of funds in the table and accompanying footnotes set forth below. You should read the following together with the information included under the heading “The Acquisition and related financing transactions” and “Unaudited pro forma condensed combined financial information” included elsewhere in this prospectus supplement.

(in millions)
Sources of funds		Uses of funds
Shares offered hereby(1)(2)	$257.3	Acquisition consideration	$592.0
New Term Loan Facility	450.0	Refinancing of existing indebtedness(4)	318.0
New Revolving Credit Facility(2)(3)	229.4	Estimated fees and expenses(5)	26.7

Total sources of funds	$936.7	Total uses of funds	$936.7

(1)	Assumes the issuance of 3,500,000 shares of our common stock at a price to public of $73.50 per share, the price to the public set forth on the cover page of this prospectus supplement.

(2)	The figures set forth in this table assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, we would receive an additional $37.4 million of net proceeds, assuming the issuance of 525,000 shares of our common stock at a price to public of $73.50 per share, the price to the public set forth on the cover page of this prospectus supplement, after deducting estimated underwriting discounts and commissions, and borrowings under the New Revolving Credit Facility would be reduced accordingly.

(3)	Assuming successful completion of this offering, we expect that the New Revolving Credit Facility will provide for aggregate borrowings of up to $550.0 million. After giving pro forma effect to the consummation of the Acquisition and this offering, we expect that the Company will have approximately $320.6 million of availability under the New Revolving Credit Facility (or approximately $358.0 million if the underwriters’ option to purchase additional shares is exercised in full).

(4)	Represents the repayment of $318.0 million of existing indebtedness under our existing revolving credit facility (the “Existing Credit Facility”), including any accrued but unpaid interest, with borrowings under the New Credit Facilities. The Existing Credit Facility matures on November 3, 2022 and bears interest, at our election, at a rate per annum equal to either (a) the greatest of (i) the Prime Rate (as defined in the Existing Credit Facility) in effect on such day, (ii) the NYFRB Rate (as defined in the Existing Credit Facility) in effect on such day plus 1/2 of 1.0% and (iii) the Adjusted LIBOR (as defined in the Existing Credit Facility) for a one-month interest period on such day, plus 1.0%, plus a margin that varies with our leverage ratio, or (b) the Adjusted LIBOR (as defined in the Existing Credit Facility) for the relevant interest period in effect for such day, plus a margin that varies with our leverage ratio.

(5)	Consists of our estimate of fees and expenses associated with the Acquisition and the associated financing transactions, including placement fees, arranging fees and other financing fees and other transaction costs and advisory and professional fees, including underwriting discounts and commissions payable on the shares offered hereby.

Capitalization

The below table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2019:

•	On an actual basis;

•

On an as adjusted basis to give effect to the issuance of 3,500,000 shares of our common stock in this offering at a price to the public of $73.50 per share, the price to the public set forth on the cover page of this prospectus supplement, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and

•

On a pro forma as adjusted basis to give further effect to the incurrence of approximately $679.4 million under the New Credit Facilities, the repayment of $318.0 million of existing indebtedness, including applicable premiums and accrued but unpaid interest, the consummation of the Acquisition and the payment of approximately $26.7 million of related fees and expenses, including expenses related to this offering.

This offering is not contingent upon consummation of the Acquisition, our entering into the New Credit Facilities or on the terms of these transactions. As a result, we cannot assure you that these transactions will be consummated or, if consummated, that they will be consummated on the terms we currently expect. You should read this table in conjunction with “Use of proceeds,” “Unaudited pro forma condensed combined financial information” and Part II—Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference into this prospectus supplement.

	As of March 31, 2019
	Actual	As adjusted	Pro forma as adjusted
		(in millions) (unaudited)
Cash and cash equivalents	$71.9	$320.7	$71.9

Long-term debt (including current portion)
Existing revolving credit facility	318.0	318.0	—
Existing foreign facilities	8.9	8.9	8.9
1.0% Convertible Notes due 2024(1)	205.9	205.9	205.9
New Revolving Credit Facility(2)	—	—	229.4
New Term Loan Facility(3)	—	—	450.0

Total long-term debt (including current portion)	$532.8	$532.8	$894.2

Stockholders’ equity
Common stock, $0.01 par value per share, 150,000,000 shares authorized; 31,731,862 shares issued and outstanding (actual), and 35,231,862 shares issued and outstanding (as adjusted and pro forma as adjusted)	0.3	0.4	0.4
Additional paid-in capital	468.2	717.0	717.0
Retained earnings	454.8	454.8	454.8
Accumulated other comprehensive loss	(34.5)	(34.5)	(34.5)
Noncontrolling interests	4.7	4.7	4.7

Total equity	893.5	1,142.0	1,142.0

Total capitalization	$1,426.3	$1,674.8	$2,036.2

(1)	Includes unamortized discount and debt issuance costs of $48.6 million and $4.3 million, respectively.

(2)	Assuming successful completion of this offering, we expect that the New Revolving Credit Facility will provide for aggregate borrowings of up to $550.0 million. After giving pro forma effect to the consummation of the Acquisition and this offering, we expect that the Company will have approximately $320.6 million of availability under the New Revolving Credit Facility (or approximately $358.0 million if the underwriters’ option to purchase additional shares is exercised in full).

For the year ended December 31, 2018 and the three months ended March 31, 2019, pro forma interest expense would have been $29.4 million and $7.3 million, respectively, after giving effect to the Acquisition and the incurrence of debt under the New Credit Facilities, assuming the underwriters’ option to purchase additional shares is exercised in full. If the underwriters’ option to purchase additional shares is not exercised, additional borrowings under the New Revolving Credit Facility would result in an increase in pro forma interest expense of $1.9 million and $0.5 million for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively. See “Unaudited pro forma condensed combined financial information.”

The weighted-average interest rate on the New Term Loan Facility and the New Revolving Credit Facility is expected to be 4.59%, based upon current market interest rates as of March 31, 2019. The actual financing and terms of the financing will be subject to market conditions. A 1/8% change in interest rates on the debt to be incurred under the New Credit Facilities would result in a change in interest expense of approximately $0.8 million annually.

(3)	See “The Acquisition and related financing transactions.” These amounts exclude financing fees and OID.

Unaudited pro forma condensed combined financial information

On May 8, 2019, Chart, E&C FinFan, Inc., a Delaware corporation and a wholly-owned subsidiary of Chart (the “Acquiror”), and Harsco Corporation (“Harsco”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) pursuant to which, subject to the satisfaction or waiver of certain conditions, the Acquiror will acquire the Harsco Industrial Air-X-Changers business (“Harsco AXC”) for a purchase price of $592 million in cash, subject to a post-closing working capital adjustment (the “Acquisition”). Chart is a guarantor of the Acquiror’s obligations under the Purchase Agreement.

Harsco AXC, a division of the Industrial segment of Harsco, is a leading supplier of custom-engineered and manufactured Air Cooled Heat Exchangers (“ACHX”) for the natural gas compression and processing industry and refining and petrochemical industry in the United States. The ACHX offered by Air-X-Changers act as the primary apparatus for conditioning natural gas during recovery, compression and transportation from underground reserves through major pipeline distribution channels.

The Company intends to finance the purchase price for the Acquisition through (i) borrowings of $91.0 million under a new $550.0 million revolving credit facility (the “New Revolving Credit Facility”), (ii) borrowings of $450.0 million under a new delayed draw term loan facility (the “New Term Loan Facility”) and (iii) the offering, issuance and sale of 5.02 million shares of our common stock for net proceeds of $400.0 million (the “Offering”) (the transactions described in (i), (ii) and (iii) above, the “Financing Transactions”).

The following unaudited pro forma condensed combined financial information of Chart Industries, Inc. (“Chart,” the “Company”, “we,” “us” or “our”) has been prepared to give effect to the Acquisition and the Financing Transactions (together the “Transactions”). The unaudited pro forma condensed combined financial information was derived from the following items:

•	the audited consolidated financial statements of Chart for the year ended December 31, 2018 included in Chart’s Annual Report on Form 10-K for the year ended December 31, 2018;

•

the unaudited condensed consolidated financial statements of Chart as of March 31, 2019 and for the three months ended March 31, 2019 included in Chart’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

•	the combined audited financial statements of Harsco AXC for the year ended December 31, 2018, included in Chart’s Current Report on Form 8-K filed on June 10, 2019; and

•

the condensed combined unaudited financial statements of Harsco AXC as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 included in Chart’s Current Report on Form 8-K filed on June 10, 2019.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statements of operations data have been adjusted to give effect to the Transactions as if each of these events occurred on January 1, 2018. The unaudited pro forma condensed combined balance sheet has been adjusted to give effect to the Transactions as if they occurred on March 31, 2019.

The pro forma adjustments are based on the information available and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with Regulation S-X Article 11, which gives effect to the Acquisition under ASC 805,

Business Combinations, with Chart considered as the accounting acquirer and Harsco AXC as the accounting acquiree. Accordingly, consideration paid by Chart to complete the Acquisition will be allocated to identifiable tangible and intangible assets and liabilities of Harsco AXC based on their estimated fair values as of the closing date of the Acquisition.

The pro forma purchase price allocation was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to Harsco AXC. Chart has considered multiple factors in arriving at the estimated fair market values which were based on a preliminary and limited review of the assets and liabilities related to Harsco AXC to be transferred. Following the effective date of the Acquisition, Chart expects to complete the preliminary purchase price allocation after considering Harsco AXC’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material. Refer to Note 3 below for further discussion.

The unaudited pro forma condensed combined financial information is presented for illustrative and informative purposes only and is not intended to represent or be indicative of what our results of operations and financial position would have been had the Transactions actually occurred on the dates indicated, and it is neither representative of nor projects our results of operations for any future period or our financial condition at any future date.

Unaudited pro forma condensed combined balance sheet as of March 31, 2019

(in millions, except per share amounts)

	Chart industries (Historical)	Harsco AXC (Historical)	Reclassification adjustments (Note 4)			Pro forma adjustments (Note 5)			Pro forma combined

ASSETS

Current Assets
Cash and cash equivalents	$71.9	$—	$—			$—	5	(a)	$71.9
Accounts receivable, net	205.2	25.7	—			—			230.9
Other receivables	—	0.1	(0.1)			—			—
Inventories, net	234.7	2.3	1.7	4	(e)	—			238.7
Unbilled contract revenue	68.9	—	13.8	4	(a)	—			82.7
Contract assets	—	13.8	(13.8)	4	(a)	—			—
Prepaid expenses	17.8	—	—			—			17.8
Other current assets	46.7	0.6	0.1			—			47.4

Total Current Assets	645.2	42.5	1.7			—			689.4

Property, plant and equipment, net	384.6	16.8	11.4	4	(b)	6.2	5	(b)	419.0
Right-of-use assets, net	—	11.4	(11.4)	4	(b)	—			—
Goodwill	537.1	6.8	—			232.5	5	(d)	776.4
Identifiable intangible assets, net	322.5	10.2	—			299.8	5	(c)	632.5
Other assets	23.9	—	—			—			23.9

TOTAL ASSETS	$1,913.3	$87.7	$1.7			$538.5			$2,541.2

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$121.1	$11.4	$—			$—			$132.5
Customer advances and billings in excess of contract revenue	129.5	—	3.4	4	(c)	—			132.9
Advances on contracts	—	3.4	(3.4)	4	(c)	—			—
Accrued salaries, wages and benefits	31.4	—	4.0			—			35.4
Accrued compensation	—	1.5	(1.5)			—			—
Accrued sales commissions	—	2.5	(2.5)			—			—
Current portion of warranty reserve	8.8	—	—			—			8.8
Short-term debt and current portion of long-term debt	214.8	—	—			8.4	5	(e)	223.2
Operating lease liability	—	1.3	(1.3)			—			—
Other current liabilities	73.6	2.1	1.3			—			77.0

Total Current Liabilities	579.2	22.2	—			8.4			609.8
Long-term debt	318.0	—	—			200.0	5	(e)	518.0
Long-term deferred tax liabilities	73.1	1.0	—			—			74.1
Long-term insurance liabilities	—	0.7	(0.7)	4	(d)	—			—
Accrued pension liabilities	11.5	—	—			—			11.5
Operating lease liability	—	10.3	(10.3)	4	(d)	—			—
Other long-term liabilities	38.0	—	11.0	4	(d)	—			49.0

Total Liabilities	1,019.8	34.2	—			208.4			1,262.4
Equity
Common stock	0.3	—	—			0.1	5	(f)	0.4
Additional paid-in capital	468.2	53.5	—			334.9	5	(f)	856.6
Retained earnings	454.8	—	1.7	4	(e)	(4.9)	5	(f)	451.6
Accumulated other comprehensive loss	(34.5)	—	—			—			(34.5)

Total Chart Industries, Inc. Shareholders’ Equity	888.8	53.5	1.7			330.1			1,274.1
Noncontrolling interests	4.7	—	—			—			4.7

Total Equity	893.5	53.5	1.7			330.1			1,278.8

TOTAL LIABILITIES AND EQUITY	$1,913.3	$87.7	$1.7			$538.5			$2,541.2

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2019

(in millions, except per share amounts)

	Chart industries (Historical)	Harsco AXC (Historical)	Reclassification adjustments (Note 4)	Pro forma adjustments (Note 5)			Pro forma Combined
Sales	$289.3	$76.2	$—	$—			$365.5
Cost of sales	222.2	55.1	—	(0.6)	5	(b), 5(c)	276.7

Gross profit	67.1	21.1	—	0.6			88.8
Selling, general and administrative expenses	55.3	6.8	0.1	—			62.2
Research and development expenses	—	0.1	(0.1)	—			—
Amortization expense	7.2	—	—	5.0	5	(c)	12.2

Operating expenses	62.5	6.9	—	5.0			74.4

Operating income	4.6	14.2		(4.4)			14.4

Other expenses:
Interest expense, net	5.3	—	—	3.0	5	(g)	8.3
Financing costs amortization	0.4	—	—	0.7	5	(g)	1.1
Foreign currency (gain) loss	(0.1)	—	—	—			(0.1)

Other expenses, net	5.6	—	—	3.7			9.3

(Loss) income before income taxes	(1.0)	14.2	—	(8.1)			5.1
Income tax (benefit) expense	(2.0)	3.2	—	(2.0)	5	(h)	(0.8)

Net income	1.0	11.0	—	(6.1)			5.9
Less: Income attributable to noncontrolling interests, net of taxes	0.1	—	—	—			0.1

Net income attributable to Chart Industries, Inc.	$0.9	$11.0	$—	$(6.1)			$5.8

Income per common share:
Basic	$0.03	$—	$—	$—			$0.16
Diluted	0.03	—	—	—			0.15

Weighted-average number of common shares outstanding:
Basic	31.57	—	—	—			36.59	5	(i)
Diluted	33.81	—	—	—			38.83	5	(i)

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018

(in millions, except per share amounts)

	Chart industries (Historical)	Harsco AXC (Historical)	Reclassification adjustments (Note 4)			Pro forma adjustments (Note 5)			Pro forma combined
Sales	$1,084.3	$207.2	$—			$—			$1,291.5
Cost of sales	788.4	145.9	(0.4)	4	(e)	(2.0)	5	(b), 5(c)	931.9

Gross profit	295.9	61.3	0.4			2.0			359.6
Selling, general and administrative expenses	181.9	20.7	0.3			—			202.9
Research and development expenses	—	0.1	(0.1)			—			—
Amortization expense	21.9	—	—			47.2	5	(c)	69.1
Other expenses	—	0.2	(0.2)			—			—

Operating expenses	203.8	21.0	—			47.2			272.0

Operating income	92.1	40.3	0.4			(45.2)			87.6

Other expenses:
Interest expense, net	21.4	0.1	—			13.0	5	(g)	34.5
Financing costs amortization	1.3	—	—			2.9	5	(g)	4.2
Foreign currency loss	0.4	—	—			—			0.4

Other expenses, net	23.1	0.1	—			15.9			39.1

Income from continuing operations before income taxes	69.0	40.2	0.4			(61.1)			48.5
Income tax expense	13.4	9.9	0.1	5	(h)	(14.8)	5	(h)	8.6

Net income from continuing operations	55.6	30.3	0.3			(46.3)			39.9
Less: Income attributable to noncontrolling interests of continuing operations, net of taxes	2.0	—	—			—			2.0

Income from continuing operations attributable to Chart Industries, Inc.	$53.6	$30.3	$0.3			$(46.3)			$37.9

Income from continuing operations attributable to Chart Industries, Inc. per share:
Basic	$1.73	$—	$—			$—			$1.05
Diluted	1.67	—	—			—			1.02

Weighted-average number of common shares outstanding:
Basic	31.05	—	—			—			36.07	5	(i)
Diluted	32.20	—	—			—			37.22	5	(i)

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to unaudited pro forma condensed combined financial statements

(in millions, unless otherwise noted)

Note 1: Basis of presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X which gives effect to the Acquisition under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) using the acquisition method of accounting, with Chart considered the accounting acquirer of Harsco AXC.

The historical audited and unaudited financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to events that are (1) directly attributable to the Transactions, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on us. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position of Chart or the combined company had the Transactions been consummated at March 31, 2019, the date of Chart’s latest balance sheet, or the results of operations had the Transactions been consummated at January 1, 2018, the beginning of Chart’s most recently completed annual period. The unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Income from discontinued operations and basic and diluted income from discontinued operations per share have been excluded from the presentation in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018.

Under the acquisition method of accounting, the assets and liabilities of Harsco AXC will be recorded at their respective fair values on the acquisition date. The fair value on the acquisition date represents management’s best estimate based on available information and facts and circumstances in existence before the publication of this prospectus. The pro forma purchase price allocation reflected in the unaudited pro forma condensed combined financial information is preliminary and subject to adjustment. Adjustments may include, but are not limited to, changes in the underlying values of assets and liabilities (i) if market conditions differ from current assumptions; or (ii) if information unknown as of the completion of the Acquisition becomes known. Additionally, the Company has conformed the accounting policies of Harsco AXC to its own accounting policies.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The combined pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the Acquisition as a result of restructuring activities and other planned cost savings initiatives following the completion of the business combination.

Note 2: Financing transactions

To finance the Acquisition, we expect to incur approximately $541.0 million of indebtedness, comprised of $91.0 million of borrowings under the New Revolving Credit Facility and $450 million of borrowings under the New Term Loan Facility. We will also issue 5.02 million shares for expected net proceeds of approximately $400 million. For purposes of the unaudited pro forma condensed combined financial statements, the borrowings under our New Term Loan Facility and the New Revolving Credit Facility are assumed to have a weighted average interest rate of 4.59%. See Note 5(i) below for further discussion.

The table below summarizes the expected sources and uses of funds related to the Transactions:

Sources of funds		Uses of funds
New Revolving Credit Facility	$91.0	Acquisition consideration	$592.0
New Term Loan Facility	450.0	Refinance of existing indebtedness(2)	318.0
The Offering(1)	400.0	Estimated fees and expenses	31.0

Total sources of funds	$941.0	Total uses of funds	$941.0

(1)	Includes the issuance of 0.7 million shares exercisable at the option of the underwriters.

(2)	Represents repayment of $318 million of existing indebtedness under our existing revolving credit facility (the “Existing Credit Facility”), including any accrued but unpaid interest, with borrowings under the New Credit Facilities

In connection with the Offering, the Company granted the underwriters the option to purchase up to an additional 15% of common shares (or 0.7 million common shares with proceeds of approximately $50.0 million). If the underwriters do not exercise the option to purchase the additional shares, the Company would draw down approximately $50.0 million under the New Revolving Credit Facility. The impact of the additional funds drawn down on the New Revolving Credit Facility would have an increase in interest expense of $2.4 million and $0.6 million on the December 31, 2018 and March 31, 2019 statements of operations, respectively. Also, basic and dilutive EPS would decrease by $0.08 and $0.07, respectively, for the year ended December 31, 2018 and basic and dilutive EPS would each decrease by $0.02 for the three months ended March 31, 2019.

Note 3: Preliminary purchase price allocation

The Company has performed a preliminary valuation analysis of the fair market value of Harsco AXC’s assets and liabilities. The estimated accounting consideration consists of solely cash consideration. Using the total consideration for the Acquisition, the Company has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in millions):

Contract assets (current)	$13.8
Notes and accounts receivable, net	25.7
Net inventories	2.3
Other prepaid and deferred charges	0.7
Property, plant and equipment, net	34.4
Identifiable intangible assets, net	310.0

Total assets	386.9

Accounts payable	(11.4)
Other accrued expenses	(7.4)
Other current liabilities	(3.4)
Other noncurrent liabilities	(12.0)

Total liabilities	(34.2)

Net assets acquired	352.7
Estimated accounting consideration	592.0

Estimated goodwill	$239.3

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. Chart estimated the fair value of Harsco AXC’s assets and liabilities based on discussions with Harsco’s management, due diligence review in connection with the Acquisition, and information available to Chart in public filings. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions.

Until the Acquisition is completed, both companies are limited in their ability to share information with the other. Upon completion of the Acquisition, additional valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts and in the value of the total consideration will result in adjustments to the balance sheet and/or statement of operations until the purchase price allocation is finalized. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Acquisition. Chart anticipates that the valuations of Harsco AXC’s assets and liabilities will include, but not be limited to, the following: inventory; property, plant and equipment; trade names and trademarks; customer-related intangibles; and other intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of Chart’s assets and liabilities.

The final amounts allocated to Harsco AXC’s assets and liabilities could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of Harsco AXC’s assets or an increase in the fair value of Harsco AXC’s liabilities from the preliminary valuations presented would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the Acquisition. In addition, if the value of the property, plant and equipment and identifiable intangible assets is higher than the amounts included in these unaudited pro forma condensed combined financial statements, it may result in higher depreciation and amortization expense than is presented in the unaudited pro forma condensed combined statement of operations. Any such increases could be material, and could result in Chart’s actual future financial condition and results of operations differing materially from those presented in the unaudited pro forma condensed combined financial statements. For instance, a 10% change in the estimated fair value of identifiable intangible assets would result in an impact to goodwill of approximately $31.0 million and an impact to amortization expense of approximately $4.7 million and $0.5 million on the December 31, 2018 and March 31, 2019 statements of operation, respectively.

Chart management estimates to incur approximately $31.0 million of acquisition-related transaction costs on or before the Acquisition closing date. Pro forma adjustments related to these costs impact cash, debt, equity and retained earnings and have impacts of $31.0 million, $14.6 million, $11.5 million and $4.9 million, respectively.

Note 4. Reclassification adjustments

Reclassification adjustments were made to conform the accounting policies and presentation of Harsco AXC’s historical balance sheet and statement of operations to Chart’s accounting policies and presentation, which include the following adjustments:

(a)	To reclassify $13.8 million of Contract assets to Unbilled contract revenue as of March 31, 2019.

(b)	To reclassify $11.4 million of Right-of-use assets, net to Property, plant and equipment, net as of March 31, 2019.

(c)	To reclassify $3.4 million of Advances on contracts to Customer advances and billings in excess of contract revenue as of March 31, 2019.

(d)	To reclassify $0.7 million and $10.3 million of Long-term insurance liabilities and Operating lease liabilities, respectively, to Other long-term liabilities as of March 31, 2019.

(e)	The Company recognizes inventory under the weighted average cost method, while Harsco AXC recognizes certain inventory under the last in, first out (LIFO) method. This adjustment results in the estimated change in valuation of inventory of $1.7 million at March 31, 2019 and the reduction of Cost of sales of $0.4 million for the year ended December 31, 2018.

The remaining reclassification adjustments are to conform the presentation of Harsco’s AXC’s historical balance sheet and statement of operations to Chart’s presentation.

Note 5: Pro forma adjustments to unaudited pro forma condensed combined financial information

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Represents adjustments to the Company cash balance, including (i) cash consideration to be paid to Harsco Corporation as part of the Acquisition, (ii) net proceeds from the New Revolving Credit Facility and New Term Loan Facility, (iii) extinguishment of Chart’s debt instrument to be repaid in connection with the Acquisition, (iv) transaction costs anticipated to be paid in connection with completing the Acquisition, and (v) net proceeds from the Offering.

(in millions)
Cash purchase consideration	$(592.0)
Proceeds from borrowings under the New Revolving Credit Facility	91.0
Proceeds from borrowings under the New Term Loan Facility	450.0
Repayment of the Existing Credit Facility	(318.0)
Transaction costs expected to be paid	(31.0)
Proceeds from the issuance of common stock	400.0

Pro forma adjustments to cash	$—

(b)	Reflects the adjustment of $6.2 million to increase the basis in the acquired property, plant and equipment to estimated fair value of $34.4 million. The estimated useful lives range from one to twelve years. The fair value and useful life calculations are preliminary and subject to change after the Company finalizes its review of the specific types, nature, age, condition and location of Harsco AXC’s property, plant and equipment. The following table summarizes the changes in the estimated depreciation expense (in millions):

	Year ended December 31, 2018	Three months ended March 31, 2019
Estimated depreciation expense	$2.2	$0.6
Historical depreciation expense	2.8	0.8

Pro forma adjustments to depreciation expense	$(0.6)	$(0.2)

(c)

Reflects the adjustment of historical intangible assets acquired by the Company to their estimated fair values. As part of the preliminary valuation analysis, the Company identified intangible assets, including trademarks, developed technology, backlog, customer relationships, and non-compete agreements. The trademarks and developed technology are determined using the relief-from-royalty method, the backlog and customer relationships are determined using the multi-period excess earnings method, and the non-compete agreements are determined using the with and without method. Since all information required to perform a detailed valuation analysis of Harsco AXC’s intangible assets could not be obtained as of the date of this filing, for purposes of these unaudited pro forma condensed combined financial statements, the Company used certain assumptions based on publicly available transaction data for the industry.

The following table summarizes the estimated fair values of Harsco AXC’s identifiable intangible assets (in millions) and their estimated useful lives:

	Estimated fair value	Estimated useful life in years
Trademarks	$55.5	Indefinite
Developed technology	47.0	10
Backlog	27.3	1
Customer relationships	179.1	12
Non-compete agreements	1.1	4

Total intangible fair value	$310.0
Historical Harsco intangible balance	(10.2)

Pro forma adjustments to intangibles	$299.8

The following table summarizes the estimated amortization expense for the periods presented (in millions):

	Amortization expense
	Year ended December 31, 2018	Three months ended March 31, 2019
Trademarks	$—	$—
Developed technology	4.7	1.2
Backlog	27.3	—
Customer relationships	14.9	3.7
Non-compete agreements	0.3	0.1

Total estimated amortization expense	$47.2	$5.0
Historical amortization expense*	(1.4)	(0.4)

Pro forma adjustments to amortization expense	$45.8	$4.6

*	Historical amortization expense is recorded in Cost of sales in the historical Harsco AXC statement of operations.

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts the Company will calculate after completing a detailed valuation analysis, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

(d)	Reflects adjustment to remove Harsco AXC’s historical goodwill of $6.8 million and record goodwill associated with the acquisition of $239.3 million as shown in Note 3.

(e)	Reflects the New Term Loan Facility and New Revolving Credit Facility incurred to finance the Acquisition, minus the effects of extinguishing Harsco AXC’s outstanding debt upon completion of the Acquisition. The net increase to debt includes (in millions):

Issuance of the New Term Loan Facility	$450.0
Issuance of the New Revolving Credit Facility	91.0
Estimated debt issuance costs	(14.6)
Repayment of the Existing Credit Facility	(318.0)

Pro forma adjustment to debt	$208.4

(f)	Represents the elimination of the historical equity of Harsco AXC and the issuance of common stock in the Offering to finance the Acquisition, as follows (in millions):

Net equity proceeds from the issuance of 5.02 million common shares	$400.0
Less: historical Harsco AXC shareholders’ equity as of March 31, 2019	(53.5)
Less: equity issuance costs paid in connection with the Acquisition	(11.5)
Less: other acquisition-related costs paid in connection with the Acquisition	(4.9)

Pro forma adjustment to shareholders’ equity	$330.1

(g)	Represents the net increase to interest expense resulting from interest on the new term debt to finance the Acquisition and the amortization of related debt issuance costs, as follows (in millions):

	Year ended December 31, 2018	Three months ended March 31, 2019
Elimination of interest expense on Existing Credit Facility	$(11.8)	$(3.2)
Interest expense on New Revolving Credit Facility and New Term Loan Facility	24.8	6.2
Amortization of new debt issuance costs	2.9	0.7

Pro forma adjustments to interest expense	$15.9	$3.7

The weighted-average interest rate on the New Term Loan Facility and the New Revolving Credit Facility is expected to be 4.59%, based upon current market interest rates as of March 31, 2019. The actual financing and terms of the financing will be subject to market conditions. A 1/8% change in interest rates on the debt to be incurred as part of the Transactions would result in a change in interest expense of approximately $0.7 million annually.

(h)	Reflects the income tax effect of pro forma adjustments based on the estimated blended federal and state statutory tax rate of 24.19%.

(i)	Reflects the increase in the weighted average shares in connection with the issuance of 5.02 million shares in the Offering to finance the Acquisition.

Note 6: Pro forma earnings per share (EPS)

Basic earnings per share from continuing operations available to common stockholders are based on the weighted average number of common shares outstanding—basic during the period. Diluted earnings per share from continuing operations is calculated using the treasury stock method. The pro forma basic earnings from continuing operations per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding—basic. The pro forma diluted earnings from continuing operations per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding—diluted. The weighted average number of shares outstanding—basic is the total of Chart’s outstanding weighted average shares—basic and the common stock issued in connection with the Offering. The weighted average number of shares outstanding—diluted is the total of Chart’s outstanding weighted average shares—diluted and the common stock issued in the Offering.

	Three months ended March 31, 2019	Year ended December 31, 2018
Pro forma weighted average shares (basic)
Historical Chart weighted average shares outstanding–basic	31.57	31.05
Issuance of common stock	5.02	5.02

Pro forma weighted average shares (basic)	36.59	36.07
Pro forma weighted average shares (diluted)
Historical Chart weighted average shares outstanding—diluted	33.81	32.20
Issuance of common stock	5.02	5.02

Pro forma weighted average shares (diluted)	38.83	37.22
Pro forma basic earnings per share
Income from continuing operations attributable to Chart Industries, Inc	$5.79	$37.90
Weighted average shares outstanding	36.59	36.07

Pro forma basic earnings per common share attributable to Chart Industries, Inc	$0.16	$1.05
Pro forma diluted earnings per share from continuing operations
Income from continuing operations attributable to Chart Industries, Inc	$5.79	$37.90
Weighted average shares outstanding	38.83	37.22

Pro forma dilutive earnings per common share attributable to Chart Industries, Inc	$0.15	$1.02

Material United States federal income tax considerations

The following is a general discussion of certain material U.S. federal income and estate tax consequences to a “non-U.S. holder” of the purchase, ownership and disposition of our common stock issued pursuant to this offering. A “non-U.S. holder” is a beneficial owner of a share of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate;

•	a foreign corporation; or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the partner or beneficial owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), judicial decisions and final, temporary and proposed Treasury Regulations, changes to, or differing interpretations of, any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein (possibly with retroactive effect). This discussion is limited to non-U.S. holders that hold common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

This discussion does not address any other tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of purchasing, owning and disposing of our common stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction or under any applicable income tax treaty.

Dividends

To the extent that we make distributions of cash or property on our common stock, such distributions will constitute dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Amounts not treated as dividends will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Gain on disposition of common stock.” Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate of the gross amount of the dividends, or a reduced rate specified by an applicable income tax treaty, subject to the discussions of backup withholding, FATCA withholding taxes and effectively connected income below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax described above if the non-U.S. holder provides a properly executed IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable income tax treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on disposition of common stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other taxable disposition of common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above, including with respect to branch profits tax for a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower applicable income tax treaty rate); or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (as described below), at any time within the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other taxable disposition occurs or (ii) the non-U.S. holder has owned, or is deemed to have owned, at any time within the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information reporting requirements and backup withholding

In general, dividends a non-U.S. holder receives with respect to our common stock, and any U.S. federal withholding tax withheld with respect to those dividends, are reported to the IRS and to the non-U.S. holder on information returns, regardless of whether withholding is reduced or eliminated by an applicable income tax treaty. Copies of information returns that are filed with the IRS may also be provided under the provisions of a specific tax treaty, or under the provisions of a tax information exchange agreement, to the tax authorities in the country in which the non-U.S. holder resides or is established. In addition, the gross proceeds a non-U.S. holder receives from a sale or other taxable disposition of our common stock effected through the U.S. office of any “broker” (as defined in applicable Treasury Regulations) or from a sale or other taxable disposition conducted outside the United States through certain U.S.-related brokers generally will not be subject to information reporting, if the requirements described below are satisfied regarding certification of non-U.S. status. Amounts a non-U.S. holder receives from a sale or other taxable disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting.

Unless a non-U.S. holder otherwise established an exemption, it generally must comply with certification procedures to establish that it is not a United States person (as defined in the Code) in order to avoid backup withholding and information reporting of gross proceeds described above. The certification procedures required to claim a reduced rate of withholding under an applicable income tax treaty or to certify that income is effectively connected with the conduct of a trade or business in the United States will generally satisfy the certification requirements necessary to avoid backup withholding and such information reporting, provided that the applicable withholding agent does not have actual knowledge or reason to know that a holder is a United States person. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability or may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA withholding taxes

Under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), payments to certain foreign entities of dividends on, and (subject to proposed Treasury Regulations discussed below) the gross proceeds from the sale or other dispositions of, our common stock will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding taxes described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country governing FATCA may modify these rules. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective holders should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Federal estate tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are acting as joint lead book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	1,711,500
Credit Suisse Securities (USA) LLC	525,000
Morgan Stanley & Co. LLC	525,000
Evercore Group, L.L.C.	210,000
Wells Fargo Securities, LLC	105,000
Fifth Third Securities, Inc.	87,500
PNC Capital Markets LLC	87,500
Citizens Capital Markets, Inc.	59,500
HSBC Securities (USA) Inc.	59,500
MUFG Securities Americas, Inc.	59,500
Johnson Rice & Company L.L.C.	35,000
Lake Street Capital Markets, LLC	35,000

Total	3,500,000

The underwriters are committed to purchase all of the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $1.323 per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters have an option to buy up to 735,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $2.205 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$2.205	$2.205
Total	$7,717,500	$8,875,125

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $700,000. We have agreed to reimburse the underwriters for certain of their expenses in connection with the clearing of this offering with the Financial Industry Regulatory Authority, Inc. The underwriters have agreed to reimburse us for certain of the actual expenses incurred by us in connection with the offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus supplement, other than the shares of our common stock to be sold hereunder; the shares of our common stock issuable upon exercise of warrants, options, or other equity awards outstanding on the date hereof granted under our existing management incentive plans; stock options, restricted stock, shares of common stock or other equity incentive awards our existing management incentive plans; and shares of Common Stock in an aggregate amount not to exceed $25 million in value at the time of issuance in connection with the acquisition of, or investment in, other businesses or corporations.

Our directors and certain of our executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Additionally, notwithstanding the above, each of our executive officers and directors may, without the consent of J.P. Morgan Securities LLC, subject to certain exceptions, transfer shares of our common stock or securities convertible into or exercisable for shares of our common stock (A) pursuant to a bona fide gift, (B) by will or intestate succession to a member or members of their immediate family or to a trust formed for the benefit of any such person, or (C) if such shares were acquired in open market transactions following the completion of this offering. The above restrictions will also not apply to (i) the withholding (or sale to us) of shares of common stock to satisfy tax obligations in connection with the vesting or issuance of equity compensation awards, (ii) the exercise of options to purchase shares of common stock, including sales made in connection with the cashless exercise of options or (iii) the establishment of new Rule 10b5-1 trading plans, provided that during the 90-day period, the plan does not provide for the transfer of securities.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “GTLS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In particular, Morgan Stanley & Co. LLC is acting as a financial advisor to us in connection with the Acquisition, pursuant to which it will receive an advisory fee. An affiliate of J.P. Morgan Securities LLC has committed to act as a lender and as the sole lead arranger and sole bookrunner under the New Credit Facilities, which commitments under the New Credit Facilities will be reduced by the amount of this offering in accordance with the terms of the Commitment Letter. We plan to use a portion of the net proceeds to repay borrowings outstanding under our existing revolving credit facility. Affiliates of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, Fifth Third Securities, Inc., PNC Capital Markets LLC, Citizens Capital Markets, Inc., HSBC Securities (USA) Inc. and MUFG Securities Americas Inc. are lenders under our existing revolving credit facility, and an affiliate of J.P. Morgan Securities LLC is the swingline lender, the issuing bank, the administrative agent, the sole bookrunner and the sole lead arranger under our existing revolving credit facility. As such, these affiliates will receive their proportionate shares of repayments of any amount outstanding under our existing revolving credit facility out of the net proceeds of this offering.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European economic area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within

Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Dubai international financial centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Legal matters

The validity of the shares offered by this prospectus supplement will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated financial statements of Chart Industries, Inc. and subsidiaries appearing in Chart Industries, Inc. and subsidiaries’ Annual Report on Form 10-K for the year ended December 31, 2018, including the schedule appearing therein, and the effectiveness of Chart Industries, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2018 (excluding the internal control over financial reporting of VRV S.r.l., Skaff Cryogenics and Cryo-Lease, LLC), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on the effectiveness of Chart Industries, Inc. and subsidiaries’ internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of VRV S.r.l, Skaff Cryogencis and Cryo-Lease, LLC from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Harsco Industrial Air-X-Changers (A Component of the Industrial Division of Harsco Corporation) as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018 included on Exhibit 99.1 of Chart Industries, Inc.’s Current Report on Form 8-K dated June 10, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly, current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement and the exhibits and schedules thereto are available to the public on the SEC’s website at http://www.sec.gov. You can also access our SEC filings through our website at www.chartindustries.com. Except as expressly set forth below, we are not incorporating by reference the contents of the SEC website or our website into this prospectus supplement.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any documents previously incorporated by reference have been modified or superseded. See “Incorporation by reference.”

Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

Chart Industries, Inc.

3055 Torrington Drive

Ball Ground, Georgia 30107

(770) 721-8800

Attention: Secretary

Incorporation by reference

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2018;

(b)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

(c)	Current Reports on Form 8-K filed with the SEC on January 14, 2019, February 28, 2019, March 1, 2019, March 29, 2019, May 9, 2019, May 23, 2019, June 5, 2019 and June 10, 2019 and;

(d)	Proxy Statement on Schedule 14A filed with the SEC on April 11, 2019;

(e)	The description of our common stock contained in our Registration Statement on Form 8-A filed on July 20, 2006, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

(f)	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of the offering of securities under this prospectus supplement.

PROSPECTUS

Common Stock

Preferred Stock

Debt Securities

Warrants

Subscription Rights

Stock Purchase Contracts

Stock Purchase Units

Chart Industries, Inc. (“we,” “us,” “our”) or selling security holders may offer to sell any of the following securities from time to time:

•	common stock;

•	preferred stock;

•	debt securities;

•	warrants to purchase debt securities, common stock or preferred stock;

•	subscription rights; and

•	stock purchase contracts or stock purchase units.

The securities may be offered by us or by selling security holders in amounts, at prices and on terms determined at the time of the offering. The securities may be sold directly to you, through agents, or through underwriters and dealers. If agents, underwriters or dealers are used to sell the securities, we will name them and describe their compensation in a prospectus supplement. For general information about the distribution of securities offered, please see “Plan of Distribution” on page 16 of this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “GTLS.” Each prospectus supplement will indicate if the securities offered thereby will be listed or quoted on a securities exchange or quotation system.

Investing in our securities involves risks. You should carefully read and consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission, in any applicable prospectus supplement relating to a specific offering of securities and in any other documents we file with the Securities and Exchange Commission. See the section entitled “Risk Factors” on page 2 of this prospectus, in our other filings with the Securities and Exchange Commission and in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 10, 2019.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement, and in other offering material, including free writing prospectuses, if any, or information contained in documents to which you are referred by this prospectus or any prospectus supplement, or in other offering material, if any. We have not authorized anyone to provide you with different information. We are not offering to sell any securities in any jurisdiction where such offer and sale are not permitted. The information contained in or incorporated by reference into this prospectus or any prospectus supplement, free writing prospectus or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities. Neither the delivery of this prospectus or any applicable prospectus supplement nor any distribution of securities pursuant to such documents shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or any applicable prospectus supplement or in our affairs since the date of this prospectus or any applicable prospectus supplement.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 of the Securities Act at 1933, as amended (the “Securities Act”). By using a shelf registration statement, we and certain security holders may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus.

This prospectus provides you with only a general description of the securities we or selling security holders may offer. It is not meant to be a complete description of any security. Each time we or selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. We and any underwriter or agent that we may from time to time retain may also provide other information relating to an offering, which we refer to as “other offering material.” The prospectus supplement as well as the other offering material may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. You should read this prospectus, any prospectus supplement, and any other offering material (including any free writing prospectus) prepared by or on behalf of us for a specific offering of securities, together with additional information described in the section entitled “Where You Can Find More Information” and any other offering material. Throughout this prospectus, where we indicate that information may be supplemented in an applicable prospectus supplement or supplements, that information may also be supplemented in other offering material. If there is any inconsistency between this prospectus and the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

Unless we state otherwise or the context otherwise requires, references to “Chart,” the “Company,” “us,” “we” or “our” in this prospectus mean Chart Industries, Inc. and its consolidated subsidiaries. When we refer to “you” in this section, we mean all purchasers of the securities being offered by this prospectus and any accompanying prospectus supplement, whether they are the holders or only indirect owners of those securities.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to those documents. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference into this prospectus the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2018;

(b)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

(c)	Current Reports on Form 8-K filed with the SEC on January 14, 2019, February 28, 2019, March 1, 2019, March 29, 2019, May 9, 2019, May 23, 2019, June 5, 2019 and June 10, 2019;

(d)	Proxy Statement on Schedule 14A filed with the SEC on April 11, 2019;

(e)	The description of our common stock contained in our Registration Statement on Form 8-A filed on July 20, 2006, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

(f)	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of the offering of securities under this prospectus.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this prospectus and the documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “forecasts” and similar expressions identify certain of these forward-looking statements. Forward-looking statements contained or incorporated by reference in this prospectus or in other offering material (including future cash contractual obligations, liquidity, cash flow, orders, results of operations, projected revenues, and trends, among other matters) are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. Important factors, risks and uncertainties that may cause actual results to differ materially from anticipated results include, but are not limited to:

•	the cyclicality of the markets we serve and the vulnerability of those markets to economic downturns;

•	the loss of, or a significant reduction or delay in purchases, by our largest customers;

•	our ability to successfully control our costs and efficiently manage our operations;

•	decreases in demand for our products resulting from lower energy prices;

•	the impairment of our goodwill and other indefinite-lived intangible assets;

•	degradation of our backlog as a result of modification, termination or reduction of orders;

•	our ability to successfully acquire or integrate companies that provide complementary products or technologies;

•	our exposure to product liability and warranty claims;

•	changes in governmental energy policies or expected changes that fail to materialize;

•	our ability to manage our fixed-price contract exposure;

•	our reliance on key suppliers and service providers;

•	fluctuations in foreign currency exchange and interest rates;

•	general economic, political, business and market risks associated with our international operations and transactions;

•	changes in U.S. trade policy, tariffs and import or export regulations;

•	failures in our data privacy and data security systems;

•	financial distress of third parties that we do business with or that could have an impact on those we do business with;

•	our ability to protect our intellectual property and know-how;

•	the costs of compliance with environmental, health and safety laws and responding to potential liabilities under these laws;

•	the underfunded status of our pension plan;

•	potential violations of worldwide anti-corruption laws;

•	our ability to comply with regulations applicable to us as a provider of products to the U.S. government;

•	competition in our markets;

•	economic downturns and deteriorating financial conditions;

•	risks associated with our indebtedness, leverage, debt service and liquidity; and

•	other risks described in Part I—Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2018, and from time to time in our other SEC filings.

These statements reflect current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus, the date of any applicable prospectus supplement, the date of any free writing prospectus or the date of the documents incorporated by reference herein that include forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent estimates and assumptions only as of the date hereof. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus, any accompanying prospectus supplement and the documents that are referenced and which have been incorporated by reference herein and therein, completely and with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements are qualified by these cautionary statements.

THE COMPANY

Chart Industries, Inc. is a leading diversified global manufacturer of highly engineered equipment, packaged solutions, and value-add services used throughout the gas to liquid cycle in all industries that require gases as cryogenic liquids or alternative equipment for gas generation, generally for the industrial gas and energy industries. Our equipment and engineered systems are primarily used to cool gases often to cryogenic liquid temperatures and then to transport and store them as liquids utilizing our expertise in cryogenic systems and equipment. Our equipment often operates at temperatures approaching absolute zero (0 Kelvin; -273° Centigrade; -459° Fahrenheit). Our products include vacuum insulated containment vessels, heat exchangers, cold boxes, liquefaction process units, other cryogenic components, gas processing equipment, and ambient temperature fans.

Our business is currently organized under three reporting segments: (i) Energy & Chemicals (“E&C”), (ii) Distribution & Storage Eastern Hemisphere (“D&S East”), and (iii) Distribution & Storage Western Hemisphere (“D&S West”).

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E&C: E&C facilitates major natural gas, petrochemical processing, petroleum refining, power generation and industrial gas companies in the production of their products. E&C supplies mission critical engineered equipment and systems used in the separation, liquefaction, and purification of hydrocarbon and industrial gases that span gas-to-liquid applications including natural gas processing, petrochemical, liquefied natural gas (“LNG”), petroleum refining and industrial gas applications. Our principal products include brazed aluminum heat exchangers, Core-in-Kettle® heat exchangers, air cooled heat exchangers, cold boxes, shell & tube heat exchangers, reactors and process systems as well as axial cooling fans for power, HVAC, and refining end user applications.

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D&S West: D&S West designs, manufactures, and services cryogenic solutions for the storage and delivery of cryogenic liquids used in industrial gas and LNG applications. D&S West includes distribution and storage operations in the United States and Latin America and primarily serves the Americas geographic region. D&S West also includes cryobiological storage manufacturing and distribution operations in the United States, Europe and Asia, which serve customers around the world. Using sophisticated vacuum insulation technology, our cryogenic storage systems are able to store and transport liquefied industrial gases and hydrocarbon gases at temperatures from 0° Fahrenheit to temperatures nearing absolute zero. End-use customers for our cryogenic storage equipment include industrial gas producers and distributors, chemical producers, manufacturers of electrical components, health care organizations, food processors, and businesses in the oil and natural gas industries.

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D&S East: D&S East designs, manufactures, and services cryogenic solutions for the storage and delivery of cryogenic liquids used in industrial gas and LNG applications. D&S East includes distribution and storage operations in Europe and Asia and primarily serves the geographic regions of Europe, the Middle East, Africa and Asia (including China and India). With the exception of Cryobiological Storage, which is contained solely within D&S West, D&S East utilizes the same technologies and product lines as those employed by D&S West, except for a valves business acquired as part of the Company’s November 2018 acquisition of VRV S.r.l.

Our principal executive offices are located at 3055 Torrington Drive, Ball Ground, Georgia 30107. Our telephone number is (770) 721-8800. Our website address is www.chartindustries.com. The information on or accessible through our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risk factors described in Part I—Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2018, and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus, as the same may be amended, supplemented or superseded from time to time by our filings under the Exchange Act, as well as any prospectus supplement relating to a specific security. Before making any investment decision, you should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement. For more information, see the section entitled “Where You Can Find More Information” on page 19 of this prospectus. These risks could materially affect our business, results of operations or financial condition and affect the value of our securities. You could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operations or financial condition.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds of any offering of our securities for working capital, acquisitions, repayment of debt and other general corporate purposes. We will have significant discretion in the use of any net proceeds. The net proceeds from the sale of securities may be invested temporarily until they are used for their stated purpose. We may provide additional information on the use of the net proceeds from the sale of our securities in an applicable prospectus supplement or other offering material related to the offered securities.

Unless the applicable prospectus supplement provides otherwise, we will not receive any of the proceeds from the sale of our securities by selling security holders.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the capital stock, debt securities, warrants, subscription rights, stock purchase contracts and stock purchase units that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of any security. At the time of an offering and sale, this prospectus, together with the accompanying prospectus supplement, will contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and of certain provisions of Delaware law do not purport to be complete and are subject to and qualified in their entirety by reference to our Amended and Restated Certificate of Incorporation (the “certificate of incorporation”), our Amended and Restated By-Laws (the “bylaws”) and the General Corporation Law of the State of Delaware (the “DGCL”). Copies of our certificate of incorporation and bylaws have been filed with the SEC and are filed as exhibits to the registration statement of which this prospectus forms a part.

As used in this “Description of Capital Stock,” the terms “we,” “our” and “us” refer only to Chart Industries, Inc., a Delaware corporation, and not, unless otherwise indicated, to any of our subsidiaries.

As of the date hereof, our authorized capital stock consists of 160,000,000 shares, of which 150,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares are preferred stock, par value $0.01 per share. As of June 7, 2019, there were 31,757,535 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. All of our outstanding shares of common stock are fully paid and non-assessable.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “GTLS.”

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive and to share equally and ratably, share for share dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our common stock may be declared by the board of directors out of funds legally available to pay dividends at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve. Our senior secured credit facility imposes, and the terms of any instruments or agreements governing our future indebtedness may impose, restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding preferred stock. Neither a sale of substantially all of the property and assets of the corporation nor a consolidation or merger of the corporation into another corporation shall be deemed a liquidation of the company.

Other Matters. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of such series;

•	the number of shares to constitute such series;

•	the voting powers and rights (if any) of the shares of such series;

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if such series has voting rights, whether or not such series is to be entitled to vote as a separate class either alone or together with the holders of the common stock or one or more other series of preferred stock;

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the preferences and relative, participating, optional, conversion or other special rights (if any) of such series and the qualifications, limitations or restrictions (if any) with respect to such series;

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the redemption rights and price(s), if any, of such series, and whether or not the shares of such series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement and, if such retirement or sinking fund or funds are to be established, the periodic amount thereof and the terms and provisions relative to the operation thereof;

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the dividend rights and preferences (if any) of such series, including, without limitation, (A) the rates of dividends payable thereon, (B) the conditions upon which and the time when such dividends are payable, (C) whether or not such dividends shall be cumulative or noncumulative and, if cumulative, the date or dates from which such dividends shall accumulate and (D) whether or not the payment of such dividends shall be preferred to the payment of dividends payable on the common stock or any other series of preferred stock;

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the preferences and special rights (if any), and the amounts thereof, which the holders of such series shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding-up of, or upon any distribution of the assets of, the Company;

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whether or not the shares of such series, at the option of the Company or the holders thereof or upon the happening of any specified event, shall be convertible into or exchangeable for (A) shares of common stock, (B) shares of any other series of preferred stock or (C) any other stock or securities of the Company or any other corporation;

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if such series is to be convertible or exchangeable, the price or prices or ratio or ratios or rate or rates at which such conversion or exchange may be made and the terms and conditions (if any) upon which such price or prices or ratio or ratios or rate or rates may be adjusted; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock.

The DGCL provides that the holders of preferred stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to our certificate of incorporation if the amendment would change the par value or, unless the certificate of incorporation provided otherwise, the number of authorized shares of the class or change the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Vacancies. Our certificate of incorporation provides that any director may be removed with or without cause, at any time by the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our bylaws also provide that any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum or by the sole remaining director.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the board of directors or a committee of the board that has been designated by the board of directors.

Stockholder Action by Written Consent. The DGCL permits stockholder action by written consent unless otherwise provided by the certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 calendar days nor more than 120 calendar days prior to the anniversary date of the preceding year’s annual meeting of stockholders or at such other time as specified in our bylaws. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions. The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in our certificate of incorporation and bylaws may be amended, altered, repealed or rescinded by stockholders only if approved by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote generally in the election of directors:

•	the removal of directors;

•	the limitation of stockholder action by written consent;

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the ability to call a special meeting of stockholders being vested solely in our chairman of the board, our board of directors and any committee of the board of directors that has been designated by our board of directors;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our certificate of incorporation grants our board of directors the authority to amend or repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the certificate of incorporation, the DGCL, or by any amendment(s) thereto.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

Our common stock trades on the Nasdaq Global Select Market under the symbol “GTLS.”

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply so long as our common stock is listed on the Nasdaq Global Select Market, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

DESCRIPTION OF DEBT SECURITIES

From time to time, we may issue debt securities, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. While the terms we have summarized below will apply generally to any debt securities that are offered under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below.

We will issue the debt securities under either the senior indenture or the subordinated indenture that we will enter into with the trustee named in the applicable indenture. If we offer senior debt securities, we will issue them under the senior indenture. If we issue subordinated debt securities, we will issue them under the subordinated indenture. We have filed the forms of indentures as exhibits to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of the debt securities being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the SEC. The indentures will be qualified under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. Unless the context requires otherwise, whenever we refer to the indenture, we are referring to the senior indenture or the subordinated indenture, as applicable, and we also are referring to any supplemental indentures that specify the terms of a particular series of debt securities.

The following summary of material provisions of the debt securities and the indentures is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements and any related free writing prospectuses related to the debt securities that we may offer under this prospectus, as well as the complete indenture that contains the terms of the debt securities.

General

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit that we may designate. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may be issued with “original issue discount,” or OID, for U.S. federal income tax purposes because of interest payment and other characteristics or terms of the debt securities. Material U.S. federal income tax considerations applicable to debt securities issued with OID will be described in more detail in any applicable prospectus supplement.

We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including:

•	the title of the series of debt securities;

•	any limit upon the aggregate principal amount that may be issued;

•	the maturity date or dates;

•	the form of the debt securities of the series;

•	the applicability of any guarantees;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	whether the debt securities rank as senior debt, senior subordinated debt, subordinated debt or any combination thereof, and the terms of any subordination;

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if the price (expressed as a percentage of the aggregate principal amount thereof) at which such debt securities will be issued is a price other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or if applicable, the portion of the principal amount of such debt securities that is convertible into another security or the method by which any such portion shall be determined;

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the interest rate or rates, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

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if applicable, the date or dates after which, or the period or periods during which, and the price or prices at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemption provisions;

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the date or dates, if any, on which, and the price or prices at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

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any and all terms, if applicable, relating to any auction or remarketing of the debt securities of that series and any security for our obligations with respect to such debt securities and any other terms which may be advisable in connection with the marketing of debt securities of that series;

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whether the debt securities of the series shall be issued in whole or in part in the form of a global security or securities; the terms and conditions, if any, upon which such global security or securities may be exchanged in whole or in part for other individual securities; and the depositary for such global security or securities;

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if applicable, the provisions relating to conversion or exchange of any debt securities of the series and the terms and conditions upon which such debt securities will be so convertible or exchangeable, including the conversion or exchange price, as applicable, or how it will be calculated and may be adjusted, any mandatory or optional (at our option or the holders’ option) conversion or exchange features, the applicable conversion or exchange period and the manner of settlement for any conversion or exchange;

•	if other than the full principal amount thereof, the portion of the principal amount of debt securities of the series which shall be payable upon declaration of acceleration of the maturity thereof;

•	additions to or changes in the covenants applicable to the particular debt securities being issued, including, among others, the consolidation, merger or sale covenant;

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additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium, if any, and interest, if any, with respect to such securities to be due and payable;

•	additions to or changes in or deletions of the provisions relating to covenant defeasance and legal defeasance;

•	additions to or changes in the provisions relating to satisfaction and discharge of the indenture;

•	additions to or changes in the provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

•	the currency of payment of debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars;

•	whether interest will be payable in cash or additional debt securities at our or the holders’ option and the terms and conditions upon which the election may be made;

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the terms and conditions, if any, upon which we will pay amounts in addition to the stated interest, premium, if any and principal amounts of the debt securities of the series to any holder that is not a “United States person” for federal tax purposes;

•	any restrictions on transfer, sale or assignment of the debt securities of the series; and

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any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, any other additions or changes in the provisions of the indenture, and any terms that may be required by us or advisable under applicable laws or regulations.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our common stock or our other securities. We will include provisions as to settlement upon conversion or exchange and whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our common stock or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the indenture will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of our assets as an entirety or substantially as an entirety. However, any successor to or acquirer of such assets (other than a subsidiary of ours) must assume all of our obligations under the indenture or the debt securities, as appropriate.

Events of Default under the Indenture

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the following are events of default under the indenture with respect to any series of debt securities that we may issue:

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if we fail to pay any installment of interest on any series of debt securities, as and when the same shall become due and payable, and such default continues for a period of 90 days; provided, however, that a valid extension of an interest payment period by us in accordance with the terms of any indenture supplemental thereto shall not constitute a default in the payment of interest for this purpose;

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if we fail to pay the principal of, or premium, if any, on any series of debt securities as and when the same shall become due and payable, whether at maturity, upon redemption, by declaration or otherwise, or in any payment required by any sinking or analogous fund established with respect to such series; provided, however, that a valid extension of the maturity of such debt securities in accordance with the terms of any indenture supplemental thereto shall not constitute a default in the payment of principal or premium, if any;

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if we fail to observe or perform any other covenant or agreement contained in the debt securities or the indenture, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive written notice of such failure, requiring the same to be remedied and stating that such is a notice of default thereunder, from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indenture, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies only if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request;

•	such holders have offered to the trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred by the trustee in compliance with the request; and

•

the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the trustee regarding our compliance with specified covenants in the indenture.

Modification of Indenture; Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters:

•	to cure any ambiguity, defect or inconsistency in the indenture or in the debt securities of any series;

•	to comply with the provisions described above under “Description of Debt Securities—Consolidation, Merger or Sale”;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•

to add to our covenants, restrictions, conditions or provisions such new covenants, restrictions, conditions or provisions for the benefit of the holders of all or any series of debt securities, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default or to surrender any right or power conferred upon us in the indenture;

•

to add to, delete from or revise the conditions, limitations, and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities, as set forth in the indenture;

•	to make any change that does not adversely affect the interests of any holder of debt securities of any series in any material respect;

•

to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided above under “Description of Debt Securities—General” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;

•	to evidence and provide for the acceptance of appointment under any indenture by a successor trustee; or

•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act.

In addition, under the indenture, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, we and the trustee may make the following changes only with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of any debt securities of any series;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any series of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	provide for payment;

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	pay principal of and premium and interest on any debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	recover excess money held by the trustee;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we provide otherwise in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indenture provides that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, or DTC, or another depositary named by us and identified in the applicable prospectus supplement with respect to that series. To the extent the debt securities of a series are issued in global form and as book-entry, a description of terms relating to any book-entry securities will be set forth in the applicable prospectus supplement.

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will impose no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in the applicable prospectus supplement, we will designate the corporate trust office of the trustee as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the internal laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Provisions Relating only to the Subordinated Debt Securities

The subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not limit the amount of indebtedness which we may incur, including senior indebtedness or subordinated indebtedness, and do not limit us from issuing any other debt, including secured debt or unsecured debt.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities or shares of preferred stock or common stock.

The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The terms and conditions of the warrants will be described in the specific warrant agreement and the applicable prospectus supplement relating to such warrants. Each applicable prospectus supplement relating to such warrants may also describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of such warrants. A form of warrant agreement, including the form of certificate representing the warrants, which contain provisions to be included in the specific warrant agreements that will be entered into with respect to particular offerings of warrants, will be filed as an exhibit or incorporated by reference into the registration statement of which this prospectus forms a part. A holder or prospective purchaser of our warrants should refer to the provisions of the applicable warrant agreement (and prospectus supplement) for more information.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase debt securities, preferred stock, common stock or other securities. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed after such offering.

The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered. Each applicable prospectus supplement may also describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of such subscription rights. A holder or prospective holder of subscription rights should refer to the applicable prospectus supplement for more specific information.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and requiring us to sell to the holders, a specified number of shares of common stock at a future date or dates.

The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, or stock purchase units, consisting of a stock purchase contract and either (x) senior debt securities, senior subordinated debt securities, subordinated debt securities or junior subordinated debt securities, or (y) debt obligations of third parties, including U.S. Treasury securities, in each case, securing the holder’s obligations to purchase our common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase contracts or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, or prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract. The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. Each applicable prospectus supplement may also describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

SELLING SECURITY HOLDERS

Information about selling security holders, if any, will be set forth in a prospectus supplement.

PLAN OF DISTRIBUTION

We or selling security holders may sell the securities being offered hereby in the following manner or any manner specified in a prospectus supplement:

•	directly to purchasers;

•	through agents;

•	through underwriters; and

•	through dealers.

If any securities are sold pursuant to this prospectus by any persons other than us, we will, in a prospectus supplement, name the selling security holders, indicate the nature of any relationship such holders have had to us or any of our affiliates during the three years preceding such offering, state the amount of securities of the class owned by such security holder prior to the offering and the amount to be offered for the security holder’s account, and state the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.

We or any selling security holder may directly solicit offers to purchase securities, or agents may be designated to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act, and describe any commissions that we or any selling security holder must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we and, if applicable, any selling security holder will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering the names of the underwriters or agents and the terms of the related agreement with them.

If a dealer is utilized in the sale of the securities in respect of which the prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us and by any selling security holder against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

Any underwriter, agent or dealer utilized in the initial offering of securities will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Additional legal matters may be passed upon for us, any selling security holder or any underwriter, dealer or agent, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Chart Industries, Inc. and subsidiaries appearing in Chart Industries, Inc. and subsidiaries’ Annual Report on Form 10-K for the year ended December 31, 2018, including the schedule appearing therein, and the effectiveness of Chart Industries, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2018 (excluding the internal control over financial reporting of VRV S.r.l., Skaff Cryogenics and Cryo-Lease, LLC), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on the effectiveness of Chart Industries, Inc. and subsidiaries’ internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of VRV S.r.l, Skaff Cryogencis and Cryo-Lease, LLC from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Harsco Industrial Air-X-Changers (A Component of the Industrial Division of Harsco Corporation) as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018 included on Exhibit 99.1 of Chart Industries, Inc.’s Current Report on Form 8-K dated June 10, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement and the exhibits and schedules thereto are available to the public on the SEC’s website at http://www.sec.gov. You can also access our SEC filings through our website at www.chartindustries.com. Except as expressly set forth below, we are not incorporating by reference the contents of the SEC website or our website into this prospectus.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. See “Incorporation by Reference.”

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

Chart Industries, Inc.

3055 Torrington Drive

Ball Ground, Georgia 30107

(770) 721-8800

Attention: Secretary

3,500,000 shares

Chart Industries, Inc.

Common stock

Preliminary prospectus supplement

J.P. Morgan

Credit Suisse

Morgan Stanley

Evercore ISI

Wells Fargo Securities

Fifth Third Securities

PNC Capital Markets LLC

Citizens Capital Markets

HSBC

MUFG

Johnson Rice & Company L.L.C.

Lake Street

June 12, 2019